
11005829

OPPORTUNITY




SEC MAIL PROCESSING
RECEIVED
APR 18 2011
WASH, D.C.
193
SECTION

STRATEGY



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TABLE OF CONTENTS



CAMCO FINANCIAL CORPORATION - HEADQUARTERS

814 Wheeling Avenue
Cambridge, OH 43725

BANKING OFFICES

OHIO

Cambridge - Downtown
814 Wheeling Avenue
Cambridge, OH 43725

Cambridge - N. 11th Street
175 N. 11th Street
Cambridge, OH 43725

Belpre
1925 Washington Blvd.
Belpre, OH 45714

Byesville
209 Seneca Ave.
Byesville, OH 43723

Cincinnati - Westwood Area
3002 Harrison Avenue
Cincinnati, OH 45211

Cincinnati - Mason
6360 Tylersville Road
Mason, OH 45040

Cincinnati - Mt. Adams
1111 St. Gregory Street
Cincinnati, OH 45202

Dover
547 S. James Street
Dover, OH 44662

Germantown
1 North Plum Street
Germantown, OH 45327

London - Downtown
2 East High Street
London, OH 43140

London - Eagleton Center
1104 Eagleton Center
London, OH 43140

Marietta - Downtown
226 Third Street
Marietta, OH 45750

Marietta - Lafayette Center
478 Pike Street
Marietta, OH 45750

New Lebanon
675 W. Main Street
New Lebanon, OH 45345

Uhrichsville
327 E. Third Street
Uhrichsville, OH 44683

Washington Court House -
Downtown
134 E. Court Street
Washington Court House, OH 43160

Washington Court House
1050 Washington Avenue
Washington Court House, OH 43160

Westerville–Polaris
440 Polaris Parkway, Suite 250
Westerville, OH 43082

KENTUCKY

Covington
401-7 Pike Street
Covington, KY 41011

Florence
7550 Dixie Highway
Florence, KY 41042

Ft. Mitchell
2497 Dixie Highway
Ft. Mitchell, KY 41017

WEST VIRGINIA

Vienna
1500 Grand Central Avenue
Vienna, WV 26105

CAMCO TITLE AGENCY OFFICES

Cambridge
126 South 9th Street
Cambridge, OH 43725

Dover
547 S. James Street
Dover, OH 44662

Marietta
226 Third Street
Marietta, OH 45750

Washington Court House
134 1/2 East Court Street
Washington Court House, OH 43160

2011 Board of Directors

James E. Huston, Chairman/CEO/President, Camco Financial Corporation (4, 5)
James D. Douglas, JRC Advisor Services (1, 2, 3, 4, 5, 6)
Andrew S. Dix, Publisher, The Daily Jeffersonian (1, 2, 6)
Terry A. Feick, Retired, Superintendent, Washington Court House City Schools (2, 6)
Edward D. Goodyear, Treasurer, Agricultural Lands, Inc. (1, 5, 6)
Carson K. Miller, Retired President, Washington State Community College (2, 4, 6)
Douglas F. Mock, President, Mock Woodworking Company (2, 6)
Jeffrey T. Tucker, Lead Director, CPA, Tucker & Tucker, CPAs, LLC (3, 4, 5, 6)
J. Timothy Young, Senior Vice President, Hamilton Capital Management, Inc. (1, 3, 6)

2011 Board Committees

(1) Audit & Risk Management Committee
Edward D. Goodyear, Chair
(2) Compensation Committee
James D. Douglas, Chair
(3) Corporate Governance and Nominating Committee
Jeffrey T. Tucker, Chair
(4) Executive Loan Committee
Troy D. Greenwalt, Co-Chair, Laurence S. Christ, Co-Chair
(5) Executive Committee
James E. Huston, Chair
(6) Compliance Oversight Committee
Carson K. Miller, Chair

2011 Senior Management

James E. Huston, Chairman/CEO/President
John E. Kirksey, Senior Vice President, Chief Financial Officer
David S. Caldwell, Senior Vice President, Retail Banking, Corporate Secretary
Laurence S. Christ, Senior Vice President, Chief Credit Officer
Mark A. Olson, Senior Vice President, Residential and Consumer Lending
Edward A. Wright, Senior Vice President, Operations, Information Services
James W. Chugg, Senior Vice President, Director of Human Resources
Troy D. Greenwalt, Senior Vice President, Chief Lending Officer

Dear Fellow Stockholders,

2010 proved to be a challenging year, yet we are looking at our opportunities in 2011 with notable strategy, great focus and sincere optimism. Current economic conditions continued to challenge the banking industry and we were not exempt from those challenges. While we finished the year with a strong quarter, our year-to-date losses were reflective of charge-offs/provision, declines in real estate owned (REO) home values and expenses related to classified asset management and foreclosure processes.

We have always looked for new and better ways of delivering our products and services to our customers to meet and exceed their expectations. We continued to expand our remote deposit product (Deposit 24), offering convenient deposit capabilities from the work place. We also experienced another strong year related to both residential lending and commercial lending. In the first half of 2011 we are preparing to offer electronic statements to our customers. This will be both a new convenient banking service for our customers and will reduce expenses. Along with our other traditional products and services, we continue to be dedicated to offering the highest quality service that our customers have come to expect and deserve.

While we were not pleased with our overall earnings results for 2010, we continue to take the necessary steps toward profitability by improving asset quality, managing expenses and finding greater sources of revenue. Although we saw real estate values continue to decline, we believe we have a firm understanding of the values and risks in our lending portfolios and are managing those as aggressively as possible. As noted in our 4th quarter earnings release, we reported net earnings of $1.0 million and a year-to-date loss of $14.6 million. We continued to increase our credit risk management function and are actively addressing assets that are classified and on nonaccrual status, while at the same time we continue to replace these assets with higher quality credits.

Our employees remain active in the communities we serve and ready to assist our customers on a daily basis. We also continue to be committed to our strategies and are focused on initiatives to build a stronger company going forward. As we continue to address these opportunities critical to our future, we look forward to our journey to restore your company to a proud and profitable financial institution.



Sincerely,

James E. Huston
Chairman, Chief Executive Officer and President

QUESTIONS OR INFORMATION

Questions or inquiries regarding Camco Financial Corporation should be directed to:

James E. Huston, Chairman/CEO/President
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2020
E-mail: schorey@advantagebank.com

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948

ANNUAL REPORT ON FORM 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission and the Code of Ethics are available on Camco's website or free of charge upon written request directed to:

Camco Financial Corporation
John E. Kirksey
Chief Financial Officer
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2020
Fax: 740-435-2021
E-mail: ir@advantagebank.com

ANNUAL MEETING

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Camco Financial Corporation which will be held on Tuesday, May 24, 2011 at 3:00 PM Eastern Daylight Time at the Cambridge Country Club, 60755 Southgate Road, Byesville, OH 43723.

NASDAQ SYMBOL – CAFI

Internet Home Page Address: www.camcofinancial.com

CAMCO'S DIVIDEND REINVESTMENT PLAN

Camco has arranged with its transfer agent, Registrar and Transfer Company, to offer record holders of Camco common stock an opportunity to participate in Camco's Dividend Reinvestment Plan, which includes a Voluntary Cash Contribution Feature (the "Plan").

The Plan provides a flexible and convenient way to increase your ownership in Camco through the investment of either part or all of your dividends in shares of Camco common stock or through optional cash purchases of shares of Camco common stock.

If your shares in Camco common stock are not held in your name but are held by a broker or nominee and you wish to participate in the Plan, the ownership of your shares must be transferred into your name. Your broker or nominee will have to make such a transfer on your behalf before you may complete the Authorization Card to enroll in the Plan. You may request an Authorization Card by contacting Camco at 814 Wheeling Avenue, Cambridge, Ohio 43725.

Your participation in the dividend reinvestment portion of the Plan will begin with the next cash dividend payable after receipt of your completed Authorization Card, provided it is received at least five (5) days before the record date for the dividend. Voluntary cash contributions can be made immediately upon Registrar and Transfer Company's receipt of your completed Authorization Card.

You may withdraw from the Plan and rejoin at a later time as long as you are a Camco stockholder.

Selected Consolidated Financial Data.

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

Selected Consolidated Financial Data: As of December 31:	**2010**	**2009**	**2008**	**2007**	**2006**
			(In thousands)		
Total amount of:					
Assets	$814,966	$842,655	$1,000,446	$1,023,261	$1,048,216
Interest-bearing deposits in other financial institutions	15,971	17,663	35,272	5,432	12,673
Securities available for sale — at market	30,768	55,950	85,352	88,919	107,506
Securities held to maturity	3,948	2,113	13,406	2,769	3,449
Loans receivable — net(1)	670,048	659,497	758,826	815,271	821,818
Deposits	651,816	659,902	723,956	692,184	684,782
FHLB advances and other borrowings	104,464	109,232	183,833	220,981	257,139
Stockholders' equity	46,103	60,514	71,700	88,634	91,092

Selected Consolidated Operating Data: For The Year Ended December 31:	**2010**	**2009**	**2008**	**2007**	**2006**
		(In thousands, except per share data)			
Total interest income	$ 40,821	$ 44,724	$ 56,783	$64,877	$62,689
Total interest expense	14,434	20,594	30,974	36,421	32,771
Net interest income	26,387	24,130	25,809	28,456	29,918
Provision for losses on loans	18,460	21,792	14,793	1,495	1,440
Net interest income after provision for losses on loans	7,927	2,338	11,016	26,961	28,478
Other income	7,364	8,261	3,708	6,588	5,033
General, administrative and other expense	29,332	28,113	28,481	26,985	24,910
Goodwill Impairment	—	—	6,683	—	—
Earnings (loss) before federal income taxes (credits)	(14,041)	(17,514)	(20,440)	6,266	8,601
Federal income taxes (credits)	518	(6,297)	(5,116)	1,765	2,727
Net earnings (loss)	$(14,559)	$(11,217)	$(15,324)	$ 4,501	$ 5,874
Earnings (loss) per share:					
Basic	$ (2.02)	$ (1.56)	$ (2.14)	$ .61	$ .78
Diluted(2)	$ (2.02)	$ (1.56)	$ (2.14)	$ .61	$ .78
Dividends declared per share	$ 0.0000	$ 0.0200	$ 0.2625	$0.6000	$0.6000
Return on average assets(3)	(1.72)%	(1.20)%	(1.50)%	0.43%	0.55%
Return on average equity(3)	(26.39)%	(15.73)	(17.93)	4.98	6.46
Average equity to average assets(3)	8.29	7.63	8.34	8.67	8.58
Dividend payout ratio(4)	N/A(5)	N/A(5)	N/A(5)	98.36	76.92

(1) Includes loans held for sale.

(2) Represents a pro-forma presentation based upon net earnings from operations divided by weighted-average basic and diluted shares outstanding.

(3) Ratios are based upon the mathematical average of the balances at the end of each month.

(4) Represents dividends per share divided by basic earnings per share.

(5) Not meaningful.

Description of Business

Camco Financial Corporation ("Camco" or the "Corporation") is a bank holding company that was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiaries, Advantage Bank and Camco Title Agency, Inc. In June 2001, Camco completed a reorganization in which it combined its banking activities under one Ohio savings bank charter known as Advantage Bank ("Advantage" or the "Bank"). Prior to the reorganization, Camco operated five separate banking subsidiaries serving distinct geographic areas. The branch office groups in each of the regions previously served by the subsidiary banks, except for the Bank's Ashland, Kentucky, division, which was sold in 2004, now operate as regions of Advantage. In 2003, Camco dissolved its second tier subsidiary, Camco Mortgage Corporation, and converted its offices into branch offices of the Bank. In August 2004, Camco completed a business combination with London Financial Corporation of London, Ohio, and its wholly-owned subsidiary, The Citizens Bank of London. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated. At the time of the merger, Advantage Bank merged into The Citizens Bank of London and changed the name of the resulting institution to Advantage Bank. As a result, Camco became a Federal Reserve Board ("FRB") regulated bank holding company and Advantage became an Ohio-chartered commercial bank.

Advantage is primarily regulated by the State of Ohio Department of Commerce, Division of Financial Institutions (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"). Advantage is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati, and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (the "DIF") administered by the FDIC. Camco is regulated by the Federal Reserve Board.

Advantage's lending activities include the origination of commercial real estate and business loans, consumer loans, and residential conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Camco's primary market areas. Camco also originates construction and permanent mortgage loans on condominiums, two- to four-family, multi-family (over four units) and nonresidential properties. Camco continues to diversify the balance sheet through increasing commercial, commercial real estate, and consumer loans as well as retail and business checking and money market deposit accounts.

The financial statements for Camco and its subsidiaries are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions and tax considerations.

References in this report to various aspects of the business, operations and financial condition of Camco may be limited to Advantage, as the context requires.

Camco's Internet site, http://www.camcofinancial.com, provides Camco's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 free of charge as soon as reasonably practicable after Camco has filed the report with the Securities and Exchange Commission.

Stock Information

At February 28, 2011, Camco had 7,205,595 shares of common stock with approximately 2,704 holders of record. Camco's common stock is listed on The Nasdaq Global Market ("Nasdaq") under the symbol "CAFI." The table below sets forth the high and low daily closing price for the common stock of Camco, together with the dividends declared per share of common stock, for each quarter of 2010 and 2009.

Year Ended December 31, 2010(1)	High	Low	Cash Dividends Declared
Quarter ending:			
December 31, 2010	$2.19	$1.17	$0.0000
September 30, 2010	2.39	1.70	0.0000
June 30, 2010.	3.70	2.51	0.0000
March 31, 2010	3.40	1.91	0.0000
Year ended December 31, 2009(1)			
Quarter ending:			
December 31, 2009	$2.17	$1.51	$0.0000
September 30, 2009	2.60	2.00	0.0000
June 30, 2009.	3.66	1.56	0.0100
March 31, 2009	3.70	0.85	0.0100

(1) See "Liquidity and Capital Resources" in Item 7 of this Form 10-K for discussion of restrictions that materially limit Camco's ability to pay dividends.

Camco did not repurchase any stock during 2009 or 2010.

General

Since its incorporation in 1970, Camco Financial Corporation ("Camco" or the "Corporation") has evolved into a full-service provider of financial products through its subsidiaries, Advantage Bank ("Advantage or "Bank") and Camco Title Agency. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco has grown from $22.8 million of consolidated assets in 1970 to $815.0 million of consolidated assets at December 31, 2010. Camco's rate of growth is largely attributable to its acquisitions and its continued expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offer.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's regions has the ability to make local decisions for customer contacts and services, however back-office operations are consolidated and centralized. Based on consumer and business preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent regions from its competition. Management believes that the Bank regions' ability to rapidly adapt to consumer and business needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's operations have also been heavily influenced by its level of other income, including mortgage banking income and other fee income. Camco's operations are also affected by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense

Overview

During 2010, the economic environment for financial services companies continued to be challenging. We continued to execute our long-term strategic plan to diversify the balance sheet by strategically working to increase our commercial, commercial real estate and consumer loan portfolios and improve our funding mix by reducing borrowings and increasing transaction-based deposits.

We have found that "core" deposit growth continues to be challenging. Competition for deposits continues to put pressure on marginal funding costs, despite continued low rates in 2010. During fiscal 2010, deposits decreased 1.2%, primarily due to our decrease in public funds and brokered deposits. The brokered deposits were not renewed in 2010 as loan balances decreased and cash was utilized to decrease higher yielding non "core" funding and borrowed funds.

The real estate market continues to create a very challenging environment for most financial institutions. In the first half of 2010, the homebuyer tax credit increased sales and temporarily propped up prices. However, bankruptcies, foreclosures and high unemployment have continued in Ohio and the oversupply of housing has continued to depress prices. We are working diligently to manage delinquencies and work with our loan customers in order to reduce losses for them, as well as our Corporation.

Nonperforming loans remained stable at $33.8 million at the end of 2010 compared to $36.4 million at the end of 2009. We continue to deal with the economic challenges in our markets, through our loan charge-offs and provision for loan losses as we recognize the results of these current economic conditions and issues related to higher than normal unemployment. Net charge offs totaled $17.7 million during 2010 as we continued to work with borrowers during these economic conditions.

The Corporation has engaged an investment banking firm and is developing a capital plan that may include balance sheet reduction, the sale of branches, issuing common stock, preferred stock, debt or some combination of those issuances, or other financing alternatives that will be treated as capital. Although, the Corporation anticipates raising additional capital, the Board of Directors has not yet determined the type, timing, amount, or terms of possible securities to be issued in the offering, and there are no assurances that an offering will be completed or that the Corporation will succeed in this endeavor. In addition, a transaction, which would likely involve equity financing would result in substantial dilution to current stockholders and could adversely affect the price of the Corporation's common stock.

We believe we are taking significant steps forward in managing our operational efficiency. We are continuing our focus on improving noninterest income and controlling noninterest expense by exiting unprofitable lines of business and refining our operations. We continue to analyze new products to deepen relationships with our "core" customers and improve the structure of our balance sheet.

On March 4, 2011, Camco was notified by the FRB that by March 31, 2011 it must divest of activities conducted pursuant to section 4(k) of the BHC Act, which means Camco Title Agency, and it must decertify as a financial holding company. Camco will comply with this request by liquidating Camco Title Agency and decertifying on or before March 31, 2011. After it decertifies, Camco will remain a bank holding company and will continue to be regulated by the FRB. This transaction will reduce profitability and earnings in the future.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and this annual report include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (Exchange Act), as amended, which can be identified by the use of forward-looking terminology, such as may, might, could, would, believe, expect, intend, plan, seek, anticipate, estimate, project or continue or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this document regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

- anticipated changes in industry conditions created by state and federal legislation and regulations;
- anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
- retention of our existing customer base and our ability to attract new customers;

- the development of new products and services and their success in the marketplace;
- the adequacy of the allowance for loan losses; and,
- statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

- competition in the industry and markets in which we operate;
- levels of non-performing assets;
- changes in general interest rates;
- loan demand;
- rapid changes in technology affecting the financial services industry;
- real estate values;
- changes in government regulation; and
- general economic and business conditions.

This MD&A is intended to give stockholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this annual report. As used herein and except as the context may otherwise require, references to "Camco," "the Corporation", "we," "us," or "our" means, collectively, Camco Financial Corporation and its wholly owned subsidiaries, Advantage Bank and Camco Title Agency.

Critical Accounting Policies

"Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this quarterly report, are based upon Camco's consolidated financial statements, which are prepared in accordance with US GAAP. The preparation of these financial statements requires Camco to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under US GAAP.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and the valuation of deferred tax assets. Actual results could differ from those estimates.

Summary. We believe the accounting estimates related to the allowance for loan losses, the capitalization, amortization, and valuation of mortgage servicing rights and deferred income taxes are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require us to make assumptions concerning the changes in the types and volumes of the portfolios, rates of future prepayments, and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on Camco's assets reported on the balance sheet as well as its net earnings.

Allowance for Loan Losses

The procedures for assessing the adequacy of the allowance for loan losses reflect management's evaluation of credit risk after careful consideration of all information available to management. In developing this assessment, management must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

Each quarter, management analyzes the adequacy of the allowance for loan losses based on review of the loans in the portfolio along with an analysis of external factors (including current housing price depreciation, homeowners' loss of equity, etc) and historical delinquency and loss trends. The allowance is developed through specific components; 1) the specific allowance for loans subject to individual analysis, 2) the allowance for classified loans not otherwise subject to individual analysis and 3) the allowance for non-classified loans (primarily homogenous).

Classified loans with indication or acknowledgment of deterioration are subject to individual analysis. Loan classifications are those used by regulators consisting of Special Mention, Substandard, Doubtful and Loss. In evaluating these loans for impairment, the measure of expected loss is based on the present value of the expected future cash flows discounted at the loan's effective interest rate, a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. All other classified assets and non-classified assets are combined with the homogenous loan pools and segregated into loan segments. The segmentation is based on grouping loans with similar risk characteristics (one-to-four family, home equity, etc.). Loss rate factors are developed for each loan segment which is used to estimate losses and determine an allowance. The loss factors for each segment are derived from historical delinquency, classification, and charge-off rates and adjusted for economic factors and an estimated loss scenario.

The allowance is reviewed by management to determine whether the amount is considered adequate to absorb probable, incurred losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Also considered as part of that judgment is a review of the Bank's trends in delinquencies and loan losses, as well as trends in delinquencies and losses for the region and nationally, and economic factors. While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur.

Mortgage Servicing Rights

To determine the fair value of its mortgage servicing rights ("MSRs") each reporting quarter, the Corporation provides information to a third party valuation firm, representing loan information in each pooling period accompanied by escrow amounts. The third party then evaluates the possible impairment of MSRs as described below.

MSRs are recognized as separate assets or liabilities when loans are sold with servicing retained. A pooling methodology, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that the Bank could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated fair value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the MSR's.

Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for net interest earned on escrow balances, which is supplied by management, takes into consideration the investment portfolio average yield as well as current short duration investment yields. Management believes this methodology provides a reasonable estimate. Mortgage loan prepayment speeds are calculated by the third party provider utilizing the Economic Outlook as published by the Office of Chief Economist of Freddie Mac in estimating prepayment speeds and provides a specific scenario with each evaluation. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced. These earnings figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, management reviews the information and MSR's are marked to lower of amortized cost or fair value for the current quarter.

Deferred Income Taxes

Camco recognizes expense for federal income taxes currently payable as well as for deferred federal taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets. Realization of a deferred tax asset is dependent upon generating sufficient taxable income in either the carry forward or carry back periods to cover net operating losses generated by the reversal of temporary differences. A valuation allowance is provided by way of a charge to income tax expense if it is determined that it is more likely than not that some or all of the deferred tax asset will not be realized. If different assumptions and conditions were to prevail, the valuation allowance may not be adequate to absorb unrealized deferred taxes and the amount of income taxes payable may need to be adjusted by way of a charge or credit to expense. Furthermore, income tax returns are subject to audit by the IRS. Income tax expense for current and prior periods is subject to adjustment based upon the outcome of such audits. Camco believes it has adequately accrued for all probable income taxes payable. Accrual of income taxes payable and valuation allowances against deferred tax assets are estimates subject to change based upon the outcome of future events.

Discussion of Financial Condition Changes from December 31, 2010 to December 31, 2009

At December 31, 2010, Camco's consolidated assets totaled $815.0 million, a decrease of $27.7 million, or 3.3%, from the December 31, 2009 total. The decrease in total assets was comprised primarily of decreases in securities and cash and interest bearing deposits in other financial institutions which were offset partially by the increase in loans receivable net. Further deterioration of the residential loan market and fewer new purchases may continue to shift the loan portfolio toward commercial loans. The current loan rates may slow residential lending and the sale of fixed rate loans, therefore it is not likely that the profits on gain on sale will continue to be as strong in 2011. Possible growth in deposits would most likely be used to reduce outstanding borrowings and brokered deposits or fund commercial loan growth which is expected in the second half of 2011. Management's overall focus at the Bank has been on managing credit, reducing risk within the loan portfolio and enhancing liquidity and capital in a deteriorating economic environment. Continuous progress is being made on addressing these issues, but we expect the distressed economic environment to continue through 2011.

Cash and interest-bearing deposits in other financial institutions totaled $29.1 million at December 31, 2010 a decrease of $9.0 million, or 23.7%, from December 31, 2009 levels. This decrease is reflective of our decision to rely on "core" relationships and discontinuing purchases of brokered deposits and bidding on public funds during 2010. Securities totaled $34.7 million at December 31, 2010, a decrease of $23.3 million, or 40.2%, from the total at December 31, 2009. Investment security purchases totaled $2.2 million, and principal repayments totaled $25.5 million. The yield on securities purchased during the period was 4.26%.

Approximately 13.2% of the securities portfolio is expected to mature or prepay during 2011. We have kept the duration and average life of the securities portfolio weighted throughout the upcoming years in order to provide liquidity and to reduce borrowings, when available.

At December 31, 2010, other than $2.6 million of municipal bonds, all of our debt securities were issued and guaranteed by US Government sponsored enterprises such as Freddie Mac, Fannie Mae, Ginnie Mae and the FHLB. We held no private-label mortgage-backed securities or collateralized debt obligations.

Loans receivable net and loans held for sale totaled $670.0 million at December 31, 2010, an increase of $10.6 million, or 1.6%, from the total at December 31, 2009. The increase resulted primarily from loan disbursements and purchases totaling $268.3 million and an increase of $18.5 million of provision relating to our allowance for loan and leases partially offset by repayments of $144.6 million, loan sales of $88.7 million and

$6.0 million of transfers to real estate owned. Loan origination volume, including purchases of loans, increased from the comparable 2009 period by $23.2 million, or 9.5%, while the volume of loan sales decreased by $19.8 million, or 18.2% year to year. The number of loans originated for sale in the secondary market continued to increase significantly as rates decreased and customers re-financed at the current lower rates. Instead of selling adjustable rate loans, we have typically held adjustable-rate mortgage loans for investment as an integral part of our strategy.

Loan originations during the 12 month period were comprised primarily of $123.5 million in commercial loans, $121.4 million of loans secured by one- to four-family residential real estate and $23.5 million in consumer and other loans. Our intent is to expand commercial real estate lending in future periods as a means of increasing the yield on our loan portfolio and continue with our strategic plan of moving to a more "bank" like institution. However, lending volumes of acceptable risk have diminished somewhat due to a slowing economy and loan repayments are being used to reduce borrowings and maintain liquidity.

During 2010, the yield on loans was 5.72% a decrease of 30 basis points as compared to 6.02% for 2009. The decrease in yield is due to lower average loan balances coupled with lower effective rates in the loan portfolio during 2010. Adjustable rate loans re-priced lower to the current rate environment and new loans are also at the lower market rates.

The allowance for loan losses totaled $16.9 million and $16.1 million at December 31, 2010 and 2009, respectively, representing 49.9% and 44.2% of nonperforming loans at those dates. Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $33.8 million and $36.4 million at December 31, 2010 and 2009, respectively, constituting 4.9% and 5.4% of total net loans, including loans held for sale, at those dates. Net charge-offs totaled $17.7 million for 2010 and were primarily comprised of $6.5 million of non residential real estate and commercial and $6.0 million of 1-4 family loans with the additional $5.2 million being numerous loans and loan types.

The following table details delinquent and nonaccrual loans at December 31, 2010 and 2009:

	2010				2009			
	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Non Accrual	Accruing Loans 90 or More Days Past Due	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Non Accrual	Accruing Loans 90 or More Days Past Due
	(In thousands)							
Construction	$ 75	$ —	$ 1,791	$—	$ —	$ —	$ 1,244	$ 305
Land, Farmland, Ag Loans	—	—	—	—	476	—	3,139	333
Residential	5,701	1,794	21,498	—	5,610	453	21,604	—
Commercial	—	2,766	7,717	—	2,495	198	4,152	2,853
Consumer	36	3	39	—	22	55	148	—
Commercial and industrial	85	—	706	—	14	103	515	110
Multi Family	85	—	2,028	—	79	808	2,046	—
Total	$5,982	$4,563	$33,779	$—	$8,696	$1,617	$32,848	$3,601

Although we believe that the allowance for loan losses at December 31, 2010 is adequate to cover losses inherent in the loan portfolio at that date based upon the available facts and circumstances, there can be no assurance that additions to the allowance for loan losses will not be necessary in future periods, which could adversely affect our results of operations. Unemployment rates in our markets and Ohio in general, are higher than the national average however the rates have experienced a significant decline over the past year. This can be viewed as a positive sign and a small economic recovery. Ohio registered the nation's eighth-highest state foreclosure rate in 2010. Additionally, Ohio is experiencing declining values of residential real estate. However, Ohio in general has not experienced significant increases in home values over the past five years like many regions in the U.S., which should comparatively mitigate losses on loans. Nonetheless, these factors, compounded by a very uncertain national economic outlook, may continue to increase the level of future losses beyond our current expectations.

At December 31, 2010, the Corporation's real estate owned (REO) consisted of 150 repossessed properties with a net book value of $10.1 million compared to $9.7 million at December 31, 2009. Initial loss is recorded as a charge to the allowance for loan losses within 90 days of being transferred to REO. Thereafter, if there is a further deterioration in value, a specific valuation allowance is established and charged to operations. The Corporation reflects costs to carry REO as period costs in operations when incurred. When property is acquired through foreclosure or deed in lieu of foreclosure, it is initially recorded at the fair value of the related assets at the date of foreclosure, less estimated costs to sell the property.

The Corporation works with borrowers to avoid foreclosure if possible and we continue to aggressively work with borrowers to mitigate additional losses, if it becomes inevitable that a borrower will not be able to retain ownership of their property, the Corporation often seeks a deed in lieu of foreclosure in order to gain control of the property earlier in the recovery process. The strategy of pursuing deeds in lieu of foreclosure should result in a reduction in the holding period for nonperforming assets and ultimately reduce economic losses.

Deposits totaled $651.8 million at December 31, 2010 a decrease of $8.1 million, or 1.2% from December 31, 2009. The following table details our deposit portfolio balances and the average rate paid on our deposit portfolio at December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009		Change	
	Balance	Rate	Balance	Rate	Balance	Rate
			(In thousand)			
Noninterest-bearing demand	$ 46,597	0.00%	$ 38,911	0.00%	$ 7,691	0.00%
Interest-bearing demand	65,679	0.30	70,564	0.43	(4,885)	(0.13)
Money market	96,294	0.69	96,172	0.68	122	(0.01)
Savings	38,665	0.25	36,638	0.25	2,027	0.00
Certificates of deposit — retail	392,098	1.93	385,622	2.70	6,476	(0.77)
Certificates of deposit — brokered	12,483	3.60	31,995	3.19	(19,512)	0.41
Total deposits	$651,816	1.38%	$659,902	1.89%	$ (8,081)	(0.51)

The decrease was primarily due to decreases in brokered certificates of deposits, interest-bearing demand accounts and public funds. We continue to focus and implement our strategy of improving the long-term funding mix of the Bank's deposit portfolio by developing "core relationships" with small businesses, and adding commercial and retail checking accounts. In 2009, we implemented a number of organizational and product development initiatives including a new suite of commercial and small business checking accounts, enhancements to our online business cash management system, and the launch of remote deposit capture solution. We believe these products will continue to help us be more competitive for business checking accounts. See "Liquidity and Capital Resources" in this MD&A for further discussion on our deposit strategy and additional liquidity risks.

We have reduced the rates offered on some of our accounts and feel we are competitive with current markets and are planning on strategic growth of "core relationships". We also believe that if we are able to maintain the majority of retail certificates of deposit maturing in 2011 we will continue to slightly decrease our cost of funds which will help us remain stable and possibly incur some reduction of costs in 2011. To reduce interest rate risk over the long term, we will increase our efforts to lengthen the duration of our deposit structure and our FHLB borrowings.

We anticipate continuing to pay down brokered deposits in 2011 which will help maintain the Bank's margin, by growing core deposits. In the future we do not expect to use brokered deposits for liquidity position but may be used in contingency funding if needed. We acknowledge that brokered deposits are not core, franchise-enhancing deposits, and we intend to continue our strategy of improving the long-term funding mix of the Bank's deposit portfolio by aggregating small business, commercial and retail checking accounts.

Advances from the FHLB and other borrowings decreased by $4.4 million, or 4.5%, to a total of $92.9 million at December 31, 2010. The Corporation continues to focus on our strategy of growing and replacing a portion of these funding sources with core relationship deposits (checking, savings, money market and CD accounts) in 2011 as they mature. Approximately $12.0 million of advances are expected to mature in 2011.

Stockholders' equity totaled $46.1 million at December 31, 2010, a decrease of $14.4 million, or 23.8% from December 31, 2009. The decrease resulted primarily from a net loss of $14.6 million. *See* Consolidated Statements of Stockholders' Equity on page 48 for additional information.

During 2009, management was notified by the FDIC that for Advantage to be categorized as "adequately-capitalized" under the regulatory framework the Bank must have Tier 1 leverage to average assets equating to 8.00%. To be categorized as "adequately-capitalized" Camco and Advantage must maintain this minimum capital ratio per the FDIC. At December 31, 2010 the Bank's Tier 1 capital was 5.61%. A failure to comply with the provisions of either agreement could result in additional enforcement actions by the FDIC, the Division or the FRB.

Comparison of Results of Operations for the Years Ended December 31, 2010 and December 31, 2009

General. Camco's net loss of $14.6 million, or $2.02 per share for the year ended December 31, 2010, compared to a net loss of $11.2 million, or $1.56 per share for the same period in 2009. The increase in the net loss primarily reflects a decrease in other income related to the valuation of mortgage servicing rights an increase in general administrative and other expense and a 100% valuation on our deferred tax asset offset, partially by increased net interest income. Additionally, Camco continued to increase provisions as high levels of charge-offs continued in 2010. This is reflective of the impact of the distressed commercial real estate values and general economic conditions.

Net Interest Income. Net interest income for the year ended December 31, 2010, amounted to $26.4 million, an increase of $2.3 million, or 9.4%, compared to 2009, generally reflecting the effects of re-pricing of liabilities in the current lower interest rate environment. Net interest margin increased 59 basis points to 3.50% for the twelve months ending December 31, 2010 compared to 2.91% for the comparable period in 2009. The increase in net interest margin during the 2010 period, compared to the same period of 2009, was due primarily to lower volume of interest-bearing liabilities and a lower cost of interest-bearing liabilities in the 2010 period offset partially by a lower volume of interest-earning assets and a lower yield on those assets.

Margin pressure has continued in 2010 due to the yield on assets continuing to decline. The loan portfolio has grown from previous year end and we are currently implementing strategies to continue the volume and diversification of the loan portfolio. Growth in commercial and consumer loan balances will support the margin as these types of loans are normally higher-yielding assets than adjustable rate mortgages.

We have continued with our strategies and offset decreased interest earned by decreasing the balances of our borrowed funds when applicable. Additionally, we continue to re-price deposits on a year to year comparison, which helped reduce overall deposit funding costs by 58 basis points throughout 2010. We also plan to continue to maintain cost of funds by banking our "commercial relationships" and retrieving deposits instead of borrowing at higher yields.

Interest income on loans totaled $37.6 million for the year ended December 31, 2010, a decrease of $2.6 million, or 6.5%, from the comparable 2009 total. The decrease resulted primarily from a 30 basis point decrease in the average yield, from 6.02% in 2009, to 5.72% in 2010, coupled with a $10.5 million, or 1.6%, decrease in the average balance of loans outstanding year to year. Interest income on securities totaled $1.9 million for the year ended December 31, 2010, a $1.2 million, or 38.2%, decrease from the 2009 period. The decrease was due primarily to a $32.5 million, or 42.2%, decrease in the average balance outstanding, offset partially by a 28 basis point increase in the average yield, to 4.29% in 2010. Interest income on FHLB stock decreased by $74,000, or 5.4%, due primarily to a 25 basis point decrease in the average yield, to 4.37% in 2010. Interest income on other interest-bearing deposits decreased by $21,000, or 77.8%, due primarily to a $31.8 million, or 57.7% decrease in the average balance outstanding year to year coupled with a 2 basis point decrease in the average yield to 0.03% in 2010.

Interest expense on deposits totaled $10.6 million for the year ended December 31, 2010, a decrease of $4.8 million, or 31.1%, compared to the year ended December 31, 2009. This was due primarily to a 58 basis point decrease in the average cost of deposits, to 1.74% for 2010, coupled with a $52.9 million, or 8.0%, decrease in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $3.9 million for the year ended December 31, 2010, a decrease of $1.4 million, or 26.4%, from 2009. The decrease resulted primarily from a $24.3 million, or 16.4%, decrease in the average balance outstanding year to year coupled with a 43 basis point decrease in the average rate to 3.11% in 2010.

Approximately $196.6 million, or 48.6%, of our certificate deposit portfolio will mature during 2011. While this presents an opportunity to continue reducing our cost of funds (as these deposits are re-pricing into a slightly lower interest rate environment) we continue to experience competition for deposits in our market areas. This competition is limiting our ability to further reduce the marginal cost of deposits to a level reflective of the general rate environment.

Continued decreases in interest rates could compress our net interest margin due to continued re-pricing between our loan and deposit portfolios. At the same time, the loan portfolio has not grown enough to offset these tighter spreads. As noted earlier, we plan to continue to diversify the loan portfolio by encouraging growth in commercial and consumer loan balances. This strategy should slow net interest margin compression as these types of loans are normally higher-yielding assets than conventional mortgage loans and investment securities.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectability of the Bank's loan portfolio. Key drivers of the provision are declines in commercial real estate values on existing impaired loans and loan downgrades. The higher allocation in recent years primarily reflects the impact of distressed commercial real estate values and general economic conditions on specific reserves for impaired loans, while the elevated level of charge-offs in the past three years has resulted in higher loss factors and charge offs related to classified loans. The allowance allocated to the real estate and consumer loan categories is based upon Camco's allowance methodology for homogeneous pools of loans. The fluctuations and changes in these allocations are consistent with the changes in loan quality, loss experience and economic factors in each of the loan categories.

Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $33.8 million at December 31, 2010, a slight increase from $32.8 million from December 31, 2009. Additionally, net charge offs totaled $18.9 million for the year ended December 31, 2010 compared to $22.5 million for the year ended December 31, 2009.

Based upon an analysis of these factors and the continued uncertain economic outlook, we added $18.5 million to the allowance for losses on loans for the twelve months ended December 31, 2010, compared to $21.8 million for the same period in 2009. We believe our loans are adequately reserved for at December 31, 2010. However, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known classified assets or that the allowance will be adequate to cover losses in the future, understanding that all lending activity contains associated risks of loan losses. In addition, the mix and composition of both portfolio loans and nonperforming loans change from period to period. When the Company analyzes the allowance for loan losses various ratios are considered. As of December 31, 2010 the ratio of allowance for loan losses to nonperforming loans increased from the prior year and our loan reserves also increased, representing 2.46% of total net loans versus 2.38% at December 31, 2009.

Other Income. Other income totaled $7.4 million for the year ended December 31, 2010, a decrease of $897,000, or 10.9%, compared to 2009. The decrease in other income was primarily attributable to a $1.3 million decrease in the value of our mortgage servicing rights net offset partially by a $611,000 increase in gains on sales of loans.

The decrease in mortgage servicing rights net was due to increased volatility in the market, which in turn increased the prepayment speeds utilized to value the portfolio. At December 31, 2010, we serviced $485.6 million of one-to-four family residential mortgage loans for others, primarily Freddie Mac and Fannie Mae, which declined slightly from $497.0 million at December 31, 2009.

The increase in gain on sale of loans income for 2010 was due to increased spread on the gain achieved per loan offset partially be a decrease in loan sales of $19.8 million, or 18.2% compared to the prior year.

General, Administrative and Other Expense. General, administrative and other expense totaled $29.3 million for the year ended December 31, 2010, an increase of $1.2 million, or 4.3%, compared to 2009. The increase was due primarily to a $937,000 increase in loan expenses, a $765,000 increase in real estate owned and other expense and a $482,000 increase in employee compensation and benefits expense. These increases were offset partially by a decrease of FDIC insurance of $350,000, and decreases of $244,000 in occupancy and equipment and $265,000 in postage supplies and offices expense.

The increase in loan expenses relates to legal expenses incurred relating to classified commercial assets and the costs of various consulting, legal and property management services necessary to properly assist management in the workout and/or foreclosure process and safeguarding of assets. Management has spent significant time and resources in workout initiatives for problem loans in order to mitigate their adverse impact on the balance sheet and operating results.

The increase in real estate owned and other expenses is reflective of falling real estate values that negatively impacted our portfolio value and caused write down to fair market value on properties held. In addition, the increase in properties taken into real estate owned due to foreclosures in 2010 resulted in increased expenses. As noted earlier home values in Ohio have continued to decline from previous levels. These factors compounded by an uncertain economic outlook and high unemployment may result in continued expenses going into 2011.

Employee compensation and benefits increased primarily due to normal merit increases, an increase in incentives related to commercial originations coupled with increased salary continuation and defined benefit retirement plan costs.

The decrease in FDIC premiums resulted from the non recurrence of certain expenses including the reorganization of the Deposit Insurance Fund assessment of premiums by the FDIC which was coupled with increased premium rates which occurred in 2009.

In November 2010, the FDIC issued a final rule to implement provisions of the Dodd-Frank Act that provide for temporary unlimited coverage for non-interest bearing transaction accounts. The separate coverage for non-interest bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012.

The decrease in occupancy and equipment was due to decreased depreciation and repairs. The decreases in postage, supplies and office expenses relates to 2009 including additional incurred expenses related to the termination of a merger and additional re-advertising of our branches and brand and re-ordering of pre-printed materials and supplies to regular inventory levels.

Federal Income Taxes. The Federal income taxes totaled $518,000 for the year ended December 31, 2010, an increase of $6.8 million, compared to the benefit provision recorded in 2009. During the third quarter of 2010, management performed an analysis on its deferred tax assets and determined a full valuation allowance was necessary. The current year increase reflects a 100% valuation allowance on the Corporation's deferred tax asset. As the Corporation executes plans to return to profitability, future earnings will benefit from operating loss carry-forwards.

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such judgments, significant weight is given to evidence that can be objectively verified. As a result of the increased credit losses, the consequence to the Bank resulted in a carry-forward loss position as of December 31, 2010. A cumulative loss position is considered significant negative evidence in assessing the realization of a deferred tax asset, which is difficult to overcome. Reversal of the valuation allowance is possible in the future when the Corporation returns to profitability.

Comparison of Results of Operations for the Years Ended December 31, 2009 and December 31, 2008

General. Camco's net loss for the year ended December 31, 2009, totaled $11.2 million, a decrease in loss of $4.1 million, or 26.8%, from the $15.3 million of net loss reported in 2008. The decrease in the net loss was primarily due to additional expense in 2008 of $6.7 million in goodwill impairment charges, and additional impairment of $3.4 million in mortgage servicing rights, and $628,000 of expenses relating to the termination of the First Place Financial Corporation merger which was offset partially by a $7.0 million increase in the provision for loan losses and a $1.2 million increase in the federal taxes benefit.

Net Interest Income. Net interest income for the year ended December 31, 2009, amounted to $24.1 million, a decrease of $1.7 million, or 6.5%, compared to 2008, generally reflecting the effects of a $100.7 million decrease in the average balance of interest earning assets. Net interest margin increased to 2.91% for the twelve months ending December 31, 2009 compared to 2.77% for the comparable period in 2008. The increase in net interest margin during the 2009 period. compared to the same period of 2008, was due, nearly equally, to a lower volume of interest-earning assets and a lower yield on those assets offset partially by lower volume of interest-bearing liabilities and a lower cost of interest-bearing liabilities in the 2009 period.

Interest income on loans totaled $40.2 million for the year ended December 31, 2009, a decrease of $10.2 million, or 20.3%, from the comparable 2008 total. The decrease resulted primarily from a 56 basis point decrease in the average yield, from 6.58% in 2008, to 6.02% in 2009, coupled with a $99.5 million, or 13.0%, decrease in the average balance of loans outstanding year to year. Interest income on securities totaled $3.1 million for the year ended December 31, 2009, a $1.3 million, or 29.4%, decrease from the 2008 period. The decrease was due primarily to a $21.3 million, or 21.7%, decrease in the average balance outstanding, coupled with a 44 basis point decrease in the average yield, to 4.01% in 2009. Interest income on FHLB stock decreased by $155,000, or 10.1%, due primarily to a 61 basis point decrease in the average yield, to 4.62% in 2009 offset partially by a $543,000 increase in the average balance outstanding year to year. Interest income on other interest-bearing deposits decreased by $405,000, or 93.8%, due primarily to a 116 basis point decrease in the average yield, to 0.05% in 2009 offset partially by a $19.5 million, increase in the average balance outstanding year to year.

Interest expense on deposits totaled $15.3 million for the year ended December 31, 2009, a decrease of $7.4 million, or 32.5%, compared to the year ended December 31, 2008, due primarily to a 99 basis point decrease in the average cost of deposits, to 2.32% for 2009, coupled with a $24.3 million, or 3.5%, decrease in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $5.2 million for the year ended December 31, 2009, a decrease of $3.0 million, or 36.4%, from 2008. The decrease resulted primarily from a $46.2 million, or 23.8%, decrease in the average balance outstanding year to year coupled with a 70 basis point decrease in the average rate to 3.54% in 2009.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectability of the Bank's loan portfolio. Key drivers of the provision are declines in commercial real estate values on existing impaired loans and loan downgrades. The higher allocation in recent quarters primarily reflects the impact of distressed commercial real estate values and general economic conditions on specific reserves for impaired loans, while the elevated level of charge-offs in the fourth quarter and 2009 resulted in higher loss factors and charge offs related to classified loans. The allowance allocated to the real estate and consumer loan categories is based upon Camco's allowance methodology for homogeneous pools of loans. The fluctuations and changes in these allocations are consistent with the changes in loan quality, loss experience and economic factors in each of the loan categories. Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $32.8 million at December 31, 2009, a decrease from $53.5 million from December 31, 2008. Additionally, net charge offs totaled $21.4 million for the year ended December 31, 2009 compared to $6.6 million, for the year ended December 31, 2008.

Based upon an analysis of these factors and the continued uncertain economic outlook, we added $21.8 million to the allowance for losses on loans for the twelve months ended December 31, 2009, compared to $14.8 million for the same period in 2008. We believe our loans are adequately reserved for at December 31, 2009. However, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known classified assets or that the allowance will be adequate to cover losses in the future, understanding that all lending activity contains associated risks of loan losses. In addition, the mix and composition of both portfolio loans and nonperforming loans change from period to period. As of December 31, 2009 the ratio of allowance for loan losses to nonperforming loans increased from the prior year and our loan reserves also increased, representing 2.38% of total net loans versus 2.04% at December 31, 2008.

Other Income. Other income totaled $8.3 million for the year ended December 31, 2009, an increase of $4.6 million, or 122.8%, compared to 2008. The increase in other income was primarily attributable to a $3.3 million increase in the value of our mortgage servicing rights coupled with a $907,000 increase in gains on sales of loans.

The increase in mortgage servicing rights was due to decreased prepayment speeds. Balances remained consistent year to year at $497.0 million and $497.4 million at December 31, 2009 and 2008 respectively. The servicing portfolios include one-to-four family residential mortgage loans for others, which are primarily sold to Freddie Mac and Fannie Mae.

The increase in gain on sale of loans income for 2009 was due to an increase in loan sales of $63.2 million year to year.

General, Administrative and Other Expense. General, administrative and other expense totaled $28.1 million for the year ended December 31, 2009, a decrease of $7.1 million, or 20.1%, compared to 2008. The decrease was due primarily to a $6.7 million of expense relating to impairment charges taken on goodwill coupled with $628,000 in merger and acquisition related charges in 2008. These decreases were offset partially by an increase of FDIC insurance of $2.1 million in 2009.

The increase in FDIC premiums resulted from increases in premium rates and deposit balances along with the decreased credits issued in 2008 relating to the reorganization of the Deposit Insurance Fund assessment of premiums by the FDIC.

Federal Income Taxes. The benefit for Federal income taxes totaled $6.3 million for the year ended December 31, 2009, an increase of $1.2 million, compared to the benefit provision recorded in 2008. The effective tax rates amounted to 36.0% and 25.0% for the years ended December 31, 2009 and 2008, respectively. The increase in federal income tax benefit was primarily attributable to tax credits related to our investment in affordable housing partnerships totaling $571,000 in 2009 compared to $198,000 in 2008. Additionally the tax-exempt character of earnings on bank-owned life insurance supplements the difference between the effective rate of tax benefits and the statutory corporate tax rate for the years ended December 31, 2009 and 2008.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation, including the reclassification of nonaccrual loans, mortgage servicing rights and the allowance for loan losses from loans receivable to noninterest-earning assets.

	Year Ended December 31,								
	2010			2009			2008		
	Average Outstanding Balance	Interest Earned/ Paid	Avg Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Avg Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable(1)	$657,296	$37,602	5.72%	$667,746	$40,231	6.02%	$ 767,202	$50,446	6.58%
Securities(2)	44,426	1,906	4.29%	76,886	3,085	4.01%	98,212	4,369	4.45%
FHLB Stock	29,888	1,307	4.37%	29,888	1,381	4.62%	29,345	1,536	5.23%
Interest-bearing deposits and other	23,311	6	0.03%	55,074	27	0.05%	35,610	432	1.21%
Total interest-earning assets	754,921	40,821	5.41%	829,594	44,724	5.39%	930,369	56,783	6.10%
Noninterest-earning assets(3)	89,823			105,626			94,220		
Total Average Assets	**$844,744**			**$935,220**			**$1,024,597**		
Interest-bearing liabilities:									
Deposits	$608,933	$10,575	1.74%	$661,806	$15,349	2.32%	$ 686,116	$22,728	3.31%
FHLB advances and other	123,899	3,859	3.11%	148,223	5,245	3.54%	194,458	8,246	4.24%
Total interest-bearing liabilities	732,832	14,434	1.97%	810,029	20,594	2.54%	880,574	30,974	3.52%
Noninterest-bearing deposits	43,658			37,256			37,918		
Noninterest-bearing liabilities	13,084			16,606			20,619		
Total Average Liabilities	789,574			863,891			939,111		
Total Average Shareholders' equity	55,170			71,329			85,486		
Net interest income/Interest rate spread	**$844,744**	**$26,387**	3.44%	**$935,220**	**$24,130**	2.85%	**$1,024,597**	**$25,809**	2.58%
Net interest margin(4)			3.50%			2.91%			2.77%
Average interest-earning assets to average interest bearing liabilities			103.01%			105.42%			105.65%

(1) Includes loans held for sale. Loan fees are immaterial.

(2) Includes securities designated as available for sale and held to maturity

(3) Includes nonaccrual loans, mortgage servicing rights and allowance for loan losses

(4) Net interest income as a percent of average interest-earning assets

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and change due to rate.

	2010 Increase/(Decrease) Due to			2009 Increase/(Decrease) Due to		
Year Ended December 31	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable(1)	$ (622)	$(2,007)	$(2,629)	$(6,207)	$(4,008)	$(10,215)
Securities	(1,410)	231	(1,179)	(885)	(399)	(1,284)
Interest-bearing deposits and other	(12)	(83)	(95)	565	(1,125)	(560)
Total interest income	(2,044)	(1,859)	(3,903)	(6,527)	(5,532)	(12,059)
Interest expense attributable to:						
Deposits	(1,152)	(3,622)	(4,774)	(780)	(6,599)	(7,379)
Borrowings	(801)	(585)	(1,386)	(1,769)	(1,232)	(3,001)
Total Interest expense	(1,953)	(4,207)	(6,160)	(2,549)	(7,831)	(10,380)
Increase (decrease) in net interest income	$ (91)	$ 2,348	$ 2,257	$(3,978)	$ 2,299	$ (1,679)

(1) Includes loans held for sale.

Yields Earned and Rates Paid

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated. This does not reflect the spread that may eventually be achieved in 2011 or beyond due to possible changes in weighted-average yields earned on interest-earning assets and paid on interest-bearing liabilities in the upcoming year.

	At December 31, 2010	At December 31, 2009
Weighted-average yield on:		
Loan portfolio(1)	5.62%	5.88%
Investment portfolio(2)	4.59	4.34
Total interest-earning assets	5.53	5.71
Weighted-average rate paid on:		
Deposits	1.38	1.89
FHLB advances	3.17	3.61
Total interest-bearing liabilities	1.60	2.11
Interest rate spread	3.93.%	3.60%

(1) Excludes loans held for sale and the allowance for loan losses.

(2) Includes earnings on FHLB stock and investment securities. Taxable equivalent yield used.

Liquidity and Capital Resources

Liquidity is the Corporation's ability to generate adequate cash flows to meet the demands of its customers and provide adequate flexibility for the Corporation to take advantage of market opportunities. Cash is used to fund loans, purchase investments, fund the maturity of liabilities, and at times to fund deposit outflows and operating activities. The Corporation's principal sources of funds are deposits; amortization, prepayments and sales of loans; maturities, sales and principal receipts from securities; borrowings; and operations. Managing liquidity entails balancing the need for cash or the ability to borrow against the objectives of maximizing profitability and minimizing interest rate risk. The most liquid types of assets typically carry the lowest yields.

Camco is a single bank holding company and its primary ongoing source of liquidity is from dividends received from the Bank. Such dividends arise from the cash flow and earnings of the Bank. Ohio statutes impose certain limitations on the payment of dividends and other capital distributions by banks. Generally, absent approval of the Division, such statutes limit dividend and capital distributions to earnings of the current and two preceding years. Currently, the Consent Order prohibits the Bank from paying a dividend to Camco without prior approval of the FDIC and Division. Camco currently has $5.0 million outstanding trust preferred securities with a maturity date of 2037. If needed, Camco's agreement regarding these securities provides for a deferment of interest payment for up to 20 consecutive quarters without default. Based on notification received from the FRB on April 30, 2009, Camco was required to exercise this provision to defer interest payments and has deferred a total of seven quarters as of December 31, 2010. See Note K to the Financial statements in Item 8 below. If the Corporation desires to raise funds in the future, it may consider engaging in further offerings of preferred securities, debentures or other borrowings as well as issuance of capital stock, but any such strategic decisions would require regulatory approval. Further, as a result of entering into the Written Agreement, and MOU with the FRB on March 4, 2009, we are prohibited from paying dividends to our stockholders without first obtaining the approval of the FRB. Our ability to pay dividends to stockholders is dependent on our net earnings. A continued decline in earnings increases in loan losses, or higher regulatory capital reserve requirements may jeopardize our ability to pay dividends at historical levels.

We monitor and assess liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses. Camco's liquidity contingency funding plan identifies liquidity thresholds and red flags that may evidence liquidity concerns or future crises. The contingency plan details specific actions to be taken by management and the Board of Directors. It also identifies sources of emergency liquidity, both asset and liability-based, should we encounter a liquidity crisis. In conjunction with the Corporation's asset/liability and interest rate risk management activities, we actively monitor liquidity risk and analyze various scenarios that could impact or impair Camco's ability to access emergency funding during a liquidity crisis.

Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities. Approximately $4.4 million, or 13.2%, of our investment portfolio is expected to mature or prepay during 2011. These maturities could provide a significant source of liquidity and due to not replacing or pricing public fund deposits and repurchase agreements our ability to use these funds freely will increase in 2011. State and local political subdivision deposits equaled $4.2 million at December 31, 2010, and $22.2 million at December 31, 2009. We may implement additional product strategies to lessen this restriction on our investment portfolio to increase our liquidity options.

Additional sources of liquidity include deposits, borrowings and principal and interest repayments on loans. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition and are difficult to predict

Diversified and reliable sources of wholesale funds are utilized to augment core deposit funding. Borrowings may be used on a long or short-term basis to compensate for reduction in other sources of funds or on a long term basis to support lending activities. The Bank utilizes certain loans and FHLB stock to provide collateral to support its borrowing needs. However, depositor or counterparty behavior could change in response to competition, economic or market situations or other unforeseen circumstances, which could have liquidity implications that may require different strategic or operational actions. One source of wholesale funding is brokered deposits. Consistent with its risk management policy and in response to the general tightening of credit and liquidity conditions in the financial markets at large, the Bank has utilized brokered deposits. At December 31, 2010, such deposits totaled approximately $12.3 million, exclusive of CDARS deposits.

Approximately $196.6 million of the Corporation's certificate of deposit portfolio is scheduled to mature during 2011. Depositors continue a preference toward short-term certificates or other issuances less than 18 months. This places additional liquidity pressure on the Corporation as competition for deposits is very strong in Ohio, Kentucky and West Virginia. A material loss of these short-term deposits could force us to seek funding through contingency sources, which may negatively impact earnings.

FHLB advances are another funding source. In the past, Camco has depended heavily on borrowings to fund balance sheet growth. While significant strategic and tactical focus is currently being placed on deposit growth, borrowings and additional borrowing capacity at the FHLB are still vital sources of liquidity. We have approximately $92.9 million of additional borrowing capacity available as of December 31, 2010. However, our total borrowing capacity at the FHLB is dependent on the level of eligible collateral assets held by the Bank and the Bank's credit rating with the FHLB. Our total borrowing capacity with the FHLB increased to $194.6 million at December 31, 2010, from $167.0 million at December 31, 2009. This capacity has increased due to the additional pledging of our commercial estate and home equity lines of credit. We have improved off-balance-sheet liquidity in response to higher collateral maintenance requirements.

We plan to continue to monitor our funding sources through brokered deposits and FHLB borrowings, but recognize that our current credit risk profile may restrict these sources. Our Funds Management Group will monitor the deposit rates in our markets to allow for competitive pricing in order to raise funds through deposits.

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of December 31, 2010.

	Payments Due by Period				
	Less Than 1 Year	**1-3 Years**	**3-5 Years**	**More Than 5 Years**	**Total**
			(In thousands)		
Contractual obligations:					
Operating lease obligations	$ 360	$ 495	$ 438	$ 28	$ 1,321
Advances from the Federal Home Loan Bank	12,000	49,044	25,553	6,337	92,934
Repurchase agreements	6,530	—	—	—	6,530
Certificates of deposit	195,864	156,106	52,435	—	404,405
Subordinated debentures(1)	—	—	—	5,000	5,000
Ohio Equity Funds for Affordable Housing	779	204	290	137	1,410
Amount of commitments per period					
Commitments to originate loans:					
Revolving, open-end lines	45,069	—	—	—	45,069
1-4 family residential construction	13,309	—	—	—	13,309
Commercial real estate, other construction loan and land development loans	14,159	—	—	—	14,159
Commercial real estate, construction, and land development loans not secured by real estate	9,595	—	—	—	9,595
Other unused commitments	9,151	—	—	—	9,151
Stand-by letters of credit	397	—	—	—	397
Total contractual obligations	$307,213	$205,849	$78,716	$11,502	$603,280

(1) The subordinated debentures are redeemable at par, at Camco's option, commencing September 15, 2012. The debentures mature on September 15, 2037.

We anticipate that we will have sufficient funds available to meet our current loan commitments. Based upon historical deposit flow data, the Bank's competitive pricing in its market and management's experience, we believe that a significant portion of our "core" maturing certificates of deposit in 2011 will remain with the Bank, but recognize the significance of the risks discussed above.

Liquidity management is both a daily and long-term management process. In the event that we should require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances, internet deposits, and through the sales of loans and/or securities.

Off-Balance Sheet Arrangements

We engage in off-balance sheet credit-related activities that could require us to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Bank (as further described in financial statement footnote Note J - Commitments). However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Bank's customers.

Item 8. ***Financial Statements and Supplementary Data.***

Management's Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) that is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden, and misstatements resulting from error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Company's management, including the Chief Executive Officer and Principal Financial Accounting Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on the assessment, management believes that the Company's internal control over financial reporting was effective as of December 31, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Camco Financial Corporation

We have audited the accompanying consolidated statement of financial condition of Camco Financial Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note K, the Corporation's bank subsidiary is not in compliance with revised minimum regulatory capital requirements under a formal regulatory agreement with the banking regulators. Failure to comply with the regulatory agreement may result in additional regulatory enforcement actions.

/s/ Plante & Moran PLLC

March 29, 2011
Columbus, Ohio

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2010	2009
	(In thousands, except share data)	
ASSETS		
Cash and due from banks	$ 13,143	$ 20,490
Interest-bearing deposits in other financial institutions	15,971	17,663
Cash and cash equivalents	29,114	38,153
Securities available-for-sale, at market	30,768	55,950
Securities held-to-maturity, at cost	3,948	2,113
Loans held for sale — at lower of cost or market	2,208	475
Loans receivable — net	667,840	659,022
Office premises and equipment — net	9,928	10,870
Real estate acquired through foreclosure	10,096	9,660
Federal Home Loan Bank stock — at cost	29,888	29,888
Accrued interest receivable	3,521	3,979
Mortgage servicing rights — at lower of cost or market	3,841	4,433
Prepaid expenses and other assets	4,426	5,712
Cash surrender value of life insurance	19,388	18,838
Prepaid and refundable federal income taxes	—	3,562
Total assets	**$814,966**	**$842,655**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$651,816	$659,902
Other borrowings	11,530	11,941
Advances from the Federal Home Loan Bank	92,934	97,291
Advances by borrowers for taxes and insurance	2,413	1,909
Accounts payable and accrued liabilities	10,170	11,098
Total liabilities	768,863	782,141
Commitments	—	—
Stockholders' equity		
Preferred stock — $1 par value; authorized 100,000 shares; no shares outstanding	—	—
Common stock — $1 par value; authorized 14,900,000 shares; 8,884,508 shares issued at December 31, 2010 and 2009	$ 8,885	$ 8,885
Additional paid-in capital	60,260	60,124
Retained earnings	136	14,695
Accumulated other comprehensive income	1,030	1,049
Unearned compensation	(94)	(125)
Treasury stock — 1,678,913 shares at December 31, 2010 and 2009, at cost	(24,114)	(24,114)
Total stockholders' equity	46,103	60,514
Total liabilities and stockholders' equity	**$814,966**	**$842,655**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(In thousands, except per share data)		
Interest and dividend income			
Loans	$ 37,602	$ 40,231	$ 50,446
Investment securities	1,906	3,085	4,369
Other interest-bearing accounts	1,313	1,408	1,968
Total interest income	40,821	44,724	56,783
Interest expense			
Deposits	10,575	15,349	22,728
Borrowings	3,859	5,245	8,246
Total interest expense	14,434	20,594	30,974
Net interest income	26,387	24,130	25,809
Provision for losses on loans	18,460	21,792	14,793
Net interest income after provision for losses on loans	7,927	2,338	11,016
Other income			
Rent and other	702	970	792
Title fees	950	723	479
Loan servicing fees	1,269	1,264	1,308
Gain on sale of loans	1,882	1,271	364
Mortgage servicing rights — net	(593)	703	(2,625)
Service charges and other fees on deposits	2,276	2,277	2,387
Gain on sale of investment securities	—	—	2
Gain on sale of premises and equipment	1	127	1
Income on cash surrender value life insurance	877	926	1,000
Total other income	7,364	8,261	3,708
General, administrative and other expense			
Employee compensation and benefits	12,935	12,453	13,279
Occupancy and equipment	3,003	3,247	3,374
Federal deposit insurance premiums	2,121	2,471	406
Data processing	1,127	1,190	1,152
Advertising	358	525	938
Franchise taxes	928	1,018	1,202
Postage, supplies and office expenses	1,129	1,394	1,341
Travel, training and insurance	399	315	404
Professional services	1,981	1,692	1,355
Transaction processing	740	895	1,009
Real estate owned and other expenses	3,077	2,312	2,074
Loan expenses	1,534	597	1,319
Goodwill impairment	—	—	6,683
Merger expenses	—	4	628
Total general, administrative and other expense	29,332	28,113	35,164
Loss before federal income taxes	(14,041)	(17,514)	(20,440)
Federal income taxes	518	(6,297)	(5,116)
NET LOSS	(14,559)	$(11,217)	$(15,324)
LOSS PER SHARE			
Basic	$ (2.02)	$ (1.56)	$ (2.14)
Diluted	$ (2.02)	$ (1.56)	$ (2.14)

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
		(In thousands)	
Net loss	$(14,559)	$(11,217)	$(15,324)
Other comprehensive income net of tax effects:			
Unrealized holding gains (losses) on securities during the year, net of taxes of $(10), $11 and $536 in 2010, 2009 and 2008, respectively	(19)	21	1,040
Reclassification adjustment for realized gains included in operations, net of taxes of $0, $0 and $1 for the years ended December 31, 2010, 2009 and 2008, respectively	—	—	(1)
Comprehensive loss	**$(14,578)**	**$(11,196)**	**$(14,285)**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2010, 2009 and 2008

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Treasury Stock	Total Stockholders' Equity
	(In thousands, except per share data)							
Balance at January 1, 2008	7,155,595	$8,835	$59,842	$ 44,083	$ (12)	$ —	$(24,114)	$ 88,634
Cash dividends declared -- $0.02625 per share	—	—	—	(1,872)	—	—	—	(1,872)
Stock Option Expense	—	—	54	—	—	—	—	54
Net loss for the year ended December 31, 2008	—	—	—	(15,324)	—	—	—	(15,324)
Change in accounting — split dollar life insurance	—	—	—	(832)	—	—	—	(832)
Unrealized gains on securities designated as available for sale, net of related tax benefits	—	—	—	—	1,040	—	—	1,040
Balance at December 31, 2008	7,155,595	$8,835	$59,896	$ 26,055	$1,028	$ —	$(24,114)	$ 71,700
Cash dividends declared -- $0.02 per share	—	—	—	(143)	—	—	—	(143)
Stock Option Expense	—	—	153	—	—	—	—	153
Net loss for the year ended December 31, 2009	—	—	—	(11,217)	—	—	—	(11,217)
Restricted shares granted	50,000	50	75	—	—	(125)	—	—
Unrealized gains of securities designated as available for sale, net of related tax benefits	—	—	—	—	21	—	—	21
Balance at December 31, 2009	7,205,595	$8,885	$60,124	$ 14,695	$1,049	$(125)	$(24,114)	$ 60,514
Stock Option Expense	—	—	136	—	—	—	—	136
Net loss for the year ended December 31, 2010	—	—	—	(14,559)	—	—	—	(14,559)
Restricted shares expense	—	—	—	—	—	31	—	31
Unrealized losses of securities designated as available for sale, net of related tax benefits	—	—	—	—	(19)	—	—	(19)
Balance at December 31, 2010	7,205,595	$8,885	$60,260	$ 136	$1,030	$ (94)	$(24,114)	$ 46,103

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net loss for the year	$(14,559)	$ (11,217)	$(15,324)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of premiums and discounts on investment and mortgage-backed securities — net	13	(20)	58
Amortization of mortgage servicing rights — net	592	360	3,229
Depreciation and amortization	1,304	1,413	1,352
Stock option, restricted stock expenses	167	153	54
Deferred federal income taxes	817	(2,373)	(4,403)
Provision for losses on loans	18,460	21,792	14,793
Amortization of deferred loan origination fees	52	468	343
Loss and provision on real estate acquired through foreclosure	1,689	1,069	1,364
Gain on sale of investment securities	—	—	(2)
Gain on sale of premises and equipment, net	(1)	(127)	(1)
Federal Home Loan Bank stock dividends	—	—	(1,166)
Net increase in cash surrender value of life insurance	(710)	(766)	(825)
Gain on sale of loans	(1,882)	(1,271)	(364)
Loans originated for sale in the secondary market	(90,430)	(106,771)	(44,346)
Proceeds from sale of mortgage loans in the secondary market	90,579	109,752	45,694
Impairment of goodwill	—	—	6,683
Increase (decrease) in cash, due to changes in:			
Accrued interest receivable	458	139	3,988
Prepaid expenses and other assets	4,041	3,315	(1,388)
Accounts payable and other liabilities	(928)	(5,731)	29
Net cash provided by operating activities	9,662	10,185	9,768
Cash flows provided by (used in) investing activities:			
Proceeds from sale of investment securities designated as available for sale	—	—	4,254
Purchase of securities designated as available for sale	—	(27,019)	(50,175)
Purchase of securities designated as held to maturity	(2,159)	—	(24,104)
Principal repayments and maturities of investment-securities held to maturity	318	11,333	13,513
Principal repayments and maturities of investment securities available for sale	25,146	56,432	50,962
Net (increase) decrease in loans	(33,321)	66,086	31,100
Purchase of premises and equipment	(374)	(476)	(366)
Proceeds from sale of office premises and equipment	13	189	2
Proceeds from sale of real estate acquired through foreclosure	3,866	4,025	3,825
Proceeds from surrender of life insurance	160	4,460	—
Net cash provided by (used in) investing activities	(6,351)	115,030	29,011
Net cash provided by operating and investing activities (balance carried forward)	$ 3,311	$ 125,215	$ 38,779

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010, 2009 and 2008 — (Continued)

	2010	2009	2008
		(In thousands)	
Net cash provided by operating and investing activities (balance brought forward)	$ 3,311	$ 125,215	$ 38,779
Cash flows provided by financing activities:			
Net increase (decrease) in deposits	(8,086)	(64,054)	31,772
Proceeds from Federal Home Loan Bank advances	84,000	44,000	79,600
Repayment of Federal Home Loan Bank advances	(88,357)	(113,815)	(111,558)
Net change in repurchase agreements and other borrowings	(411)	(4,786)	(5,190)
Dividends paid on common stock	—	(143)	(2,953)
Net increase (decrease) in advances by borrowers for taxes and insurance	504	(549)	(1,169)
Net cash used in financing activities	(12,350)	(139,347)	(9,498)
Net increase (decrease) in cash and cash equivalents	(9,039)	(14,132)	29,281
Cash and cash equivalents at beginning of year	38,153	52,285	23,004
Cash and cash equivalents at end of year	$ 29,114	$ 38,153	$ 52,285
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 14,457	$ 20,726	$ 30,396
Cash paid for income taxes	$ —	$ 144	$ 250
Transfers from loans to real estate acquired through foreclosure	$ 5,991	$ 9,631	$ 6,574

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Camco Financial Corporation ("Camco" or the "Corporation") is a bank holding company whose business activities are limited primarily to holding the common stock of Advantage Bank ("Advantage" or the "Bank") and Camco Title Agency ("Camco Title"). Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control. Camco Title provides title insurance, title services, and loan closing services primarily for Advantage. In 2011, Camco will be liquidating its investment in Camco Title. The balance sheet and results of operations of Camco Title are not material to the Corporation's consolidated financial statements.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities

Investment securities are classified as held to maturity or available for sale upon acquisition. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

3. Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank (FHLB) of Cincinnati. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is classified as restricted stock and is recorded at redemption value which approximates fair value. The Corporation periodically evaluates the stock for impairment based on ultimate recovery of par value.

4. ***Loans Receivable***

Loans held in the portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses.

The accrual of interest on loans is discontinued at the time the loan is three monthly payments delinquent unless the credit is well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and not received, and income is not recognized until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2010 and 2009, loans held for sale were carried at cost.

5. ***Loan Origination and Commitment Fees***

Currently, the Corporation accounts for loan origination fees and costs by deferring all loan origination fees received, net of certain direct origination costs, on a loan-by-loan basis and amortizing the interest income using the interest method, giving effect to actual loan prepayments. Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

6. ***Allowance for Loan Losses***

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off or an allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

The Corporation accounts for impaired loans by measurements based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions, the Corporation considers its investment in owner-occupied one- to four-family residential loans, home equity lines of credit and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, non-owner occupied residential, commercial and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value. It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent.

7. ***Real Estate Acquired Through Foreclosure***

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. *Office Premises and Equipment*

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

9. *Mortgage Servicing Rights*

The Corporation accounts for mortgage servicing rights ("MSRs") as separate assets. Mortgage servicing rights result from the origination of mortgage loans and the subsequent sale of those loans with servicing rights retained. At that time, an allocation of the cost of the loan is considered the mortgage servicing right asset.

The Corporation assesses the rights for impairment quarterly. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank are segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.

To determine the fair value of the MSRs each reporting quarter, information is transmitted to a third party provider who assists in determining the fair value of MSRs, as described below.

Servicing assets are recognized as separate assets when loans are sold with servicing retained. A pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for float is also calculated utilizing the current period fed funds rate. Mortgage loan prepayment speeds are calculated by taking into consideration Advantage Bank's historical trends when estimating prepayment speeds and helped provide scenarios with each evaluation. Based on the assumptions, pre-tax projections are prepared for each pool of loans serviced. These earning figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, the information is reviewed and MSRs are marked to the lower of amortized cost or fair value for the current quarter.

The Corporation recorded capitalization related to mortgage servicing rights totaling approximately $1.0 million, $1.2 million and $604,000, for the years ended December 31, 2010, 2009 and 2008, respectively.

The Corporation recorded amortization related to mortgage servicing rights totaling approximately $1.6 million, $360,000 and $3.3 million, for the years ended December 31, 2010, 2009 and 2008, respectively. The carrying value of the Corporation's mortgage servicing rights, which approximated their fair value, totaled approximately $3.8 million and $4.4 million at December 31, 2010 and 2009 respectively. Fair value was determined using discount rates ranging from 7.5% to 9.0% in 2010 and 2009, and prepayment speeds ranging from 6.0% to 33.6% in 2010 and from 6.0% to 31.4% in 2009.

At December 31, 2010 and 2009, the Bank was servicing mortgage loans of approximately $485.6 million and $497.0 million, respectively, which were sold to the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and other investors.

10. Goodwill

In prior years, the Corporation expanded through mergers and acquisitions accounted for under the purchase method of accounting. Under the purchase method, the Corporation is required to allocate the cost of an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess cost over the net assets acquired represents goodwill.

Goodwill is not amortized but is tested for impairment when indicators of impairment exist, or at least annually. Potential goodwill impairment exists when the fair value of the reporting unit (as defined by US GAAP) is less than its carrying value. In 2008, the goodwill was determined to be impaired and was written off through the income statement.

11. Federal Income Taxes

Income taxes are provided based on the liability method of accounting, which includes the recognition of deferred tax assets and liabilities for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. In general, the Corporation records deferred tax assets when the event giving rise to the tax benefit has been recognized in the Consolidated Financial Statements.

A valuation allowance is recognized to reduce any deferred tax assets that, based upon available information, it is more-likely-than-not all, or any portion, of the deferred tax asset will not be realized. Assessing the need for, and amount of, a valuation allowance for deferred tax assets requires significant judgment and analysis of evidence regarding realization of the deferred tax assets. In most cases, the realization of deferred tax assets is dependent upon the Corporation generating a sufficient level of taxable income in future periods, which can be difficult to predict. In 2010, the Corporation recorded a full valuation allowance against the net deferral tax asset.

The calculation of tax liabilities is complex and requires the use of estimates and judgment since it involves the application of complex tax laws that are subject to different interpretations by the Corporation and the various tax authorities. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management's ongoing assessment of facts and evolving case law.

From time-to-time and in the ordinary course of business, the Corporation is involved in inquiries and reviews by tax authorities that normally require management to provide supplemental information to support certain tax positions taken in the tax returns. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Management believes it has taken appropriate positions on its tax returns, although the ultimate outcome of any tax review cannot be predicted with certainty. Still, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the current and historical financial statements.

12. *Earnings (Loss) Per Share*

Basic earnings (loss) per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per common share is computed including the dilutive effect of additional potential common shares issuable under outstanding stock options. Diluted earnings (loss) per share is not computed for periods in which an operating loss is sustained. The computations were as follows for the years ended December 31:

For the Years Ended	2010	2009	2008
	(In thousands, except per share information)		
BASIC:			
Net loss	$(14,559)	$(11,217)	$(15,324)
Weighted average common shares outstanding	7,206	7,202	7,156
Loss per share — Basic	$ (2.02)	$ (1.56)	$ (2.14)
DILUTED:			
Net loss	$(14,559)	$(11,217)	$(15,324)
Weighted average common shares outstanding	7,206	7,202	7,156
Dilutive effect of stock options	0	0	0
Total common shares and dilutive potential common shares	7,206	7,202	7,156
Diluted loss per share	$ (2.02)	$ (1.56)	$ (2.14)

Options to purchase 463,642, 260,833 and 260,703 shares of common stock at December 31, 2010, 2009 and 2008, respectively, were excluded from the computation of diluted earnings per share for those years because of the loss incurred.

13. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

14. *Advertising*

Advertising costs are expensed when incurred.

15. *New Accounting Pronouncements*

In July 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* This ASU requires a greater level of disaggregated information about the credit quality of loan and leases and the allowance for loan and lease losses. This ASU also requires additional disclosures related to past due information, credit quality indicators and information related to loans modified in a troubled debt restructuring. This ASU is effective for interim and annual reporting periods ending on or after December 15, 2010. We adopted this statement effective December 31, 2010.

In January 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20,* which temporarily delays the effective date for public entities of the disclosures about troubled debt restructurings ("TDRs") in ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* The deferral will allow the FASB to complete its deliberations on what constitutes a TDR, and to coordinate the effective dates of the new disclosures about TDRs for public entities in ASU 2010-20 and the guidance for determining what constitutes a TDR. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

16. *Reclassifications*

Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE B — INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2010 and 2009 are as follows:

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$ 2,010	$ 55	$—	$ 2,065
Corporate equity securities	157	—	59	98
Mortgage-backed securities	27,040	1,565	—	28,605
Total investment securities available for sale	$29,207	$1,620	$59	$30,768
Held to maturity:				
Municipal bonds	$ 2,608	$ 32	$36	$ 2,604
Mortgage-backed securities	1,340	52	3	1,389
Total investment securities held to maturity	$ 3,948	$ 84	$39	$ 3,993

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$14,514	$ 88	$ 38	$14,564
Corporate equity securities		157	69	88
Mortgage-backed securities	39,690	1,609	1	41,298
Total investment securities available for sale	$54,361	$1,697	$108	$55,950
Held to maturity:				
Municipal bonds	$ 501	$ 57	$ —	$ 558
Mortgage-backed securities	1,612	36	6	1,642
Total investment securities held to maturity	$ 2,113	$ 93	$ 6	$ 2,200

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amortized cost and estimated fair value of investment securities at December 31, 2010 by contractual term to maturity are shown below.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Due in one year or less	$ —	$ —	$ 250	$ 258
Due after one year through five years	2,010	2,065	120	127
Due after five years through ten years	—	—	70	83
Due after ten years	—	—	2,168	2,136
Subtotal	2,010	2,065	2,608	2,604
Mortgage-backed securities	27.040	28,605	1,340	1,389
Corporate equity securities	157	98	—	—
Total	$29,207	$30,768	$3,948	$3,993

Proceeds from sales of investment securities during the years ended December 31, 2010, 2009 and 2008, totaled $0, $0 and $4.3 million respectively, resulting in gross realized gains of $0, $0 and $2,000 in those respective years.

At December 31, 2010 and 2009, there were $2.3 million and $5.2 million securities in an unrealized loss position less than twelve months and $11.1 million and $520,000 securities in an unrealized loss position more than twelve months, respectively. The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009.

	2010			
	Less Than 12 Months		More Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Available for sale:				
Corporate equity securities	$ —	$—	$ 98	$59
Held to maturity:				
Municipal bonds	2,112	36	—	—
Mortgage-backed securities	—	—	11	3
Total	**$2,112**	**$36**	**$109**	**$62**

	2009			
	Less Than 12 Months		More Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	4,976	38	—	—
Corporate equity securities	$ 43	$55	$ 45	$14
Mortgage-backed securities	45	1	—	—
Held to maturity:				
Mortgage-backed securities	25	1	522	5
Total	**$5,089**	**$95**	**$567**	**$19**

Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

At December 31, 2010 and 2009, approximately $13.9 million and $34.0 million, respectively, of investment securities were pledged in accordance with federal and state requirements to secure deposits and repurchase agreements.

NOTE C — LOANS RECEIVABLE

Loans receivable at December 31 are summarized as follows:

	2010	2009
	(In thousands)	
Construction	$ 26,530	$ 5,798
Land, Farmland, Agriculture	12,454	23,867
Residential	375,583	434,367
Commercial / Non-residential	163,951	135,371
Consumer	3,828	4,068
Commercial and Industrial	28,943	25,668
Multi Family	74,342	46,138
Total	685,631	675,277
Less:		
Unamortized yield adjustments	(921)	(156)
Allowance for loan losses	(16,870)	(16,099)
Loans receivable — net	**$667,840**	**$659,022**

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. The aggregate dollar amount of these loans totaled approximately $663,000 and $691,000 at December 31, 2010 and 2009, respectively. During 2010, no related party loans were made and repayments totaled $28,000.

NOTE D — ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is a reserve established through a provision which is charged to expense and represents management's best estimate of probable losses that could be incurred within the existing portfolio of loans. The allowance is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The amount of the provision reflects not only the necessary allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The current level of the allowance is directionally consistent with classified assets, non-accrual and delinquency. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including, among other things, the performance of the Corporation's loan portfolio, the economy, changes in interest rates and comments of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances on probable losses on specific loans; (ii) historical valuation allowances based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

Change in the allowance for loan losses is summarized as follows:

	Construction	Consumer	Multi-Family	Land, Farm & Ag Loans	Residential	Commercial & Non-Residential	C&I	Total
				(In thousands)				
Allowance for credit losses:								
Beginning balance December 31, 2009	$ 338	$ 98	$ 731	$ 628	$ 10,519	$ 3,148	$ 637	$ 16,099
Charge-offs	(482)	(28)	(1,535)	(2,283)	(7,530)	(3,688)	(3,399)	(18,945)
Recoveries	39	9	103	247	490	157	211	1,256
Provision	271	167	3,561	2,257	4,571	4,021	3,612	18,460
Ending balance December 31, 2010	$ 166	$ 246	$ 2,860	$ 849	$ 8,050	$ 3,638	$ 1,061	$ 16,870
Ending balance								
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ 256	$ 1,171	$ 170	$ 1,597
Collectively evaluated for impairment	$ 166	$ 246	$ 2,860	$ 849	$ 7,794	$ 2,467	$ 891	$ 15,273
Portfolio balances:								
Collectively evaluated for impairment	$26,530	$3,828	$71,162	$10,905	$369,755	$155,326	$27,607	$665,113
Individually evaluated for impairment								
With no related allowance	—	—	3,180	1,549	3,122	4,122	706	12,679
With related allowance	—	—	—	—	2,706	4,503	630	7,839
Ending balance	$26,530	$3,828	$74,342	$12,454	$375,583	$163,951	$28,943	$685,631

Activity in the allowance for loan losses is summarized as follows for the previous two years ended December 31:

	2009	2008
	(In thousands)	
Balance at beginning of year	$ 15,747	$ 6,623
Provision for losses on loans	21,792	14,793
Charge-offs of loans	(22,546)	(6,567)
Recoveries	1,106	898
Balance at end of year	**$ 16,099**	**$15,747**

Non-accrual and Past Due Loans. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, the loan is three payments past due as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is recognized when the loan is returned to accrual status and all the principal and interest amounts contractually due is brought current for a minimum of six months or future payments are reasonably assured.

Non accrual loans, segregated by class of loans at December 31, 2010 were as follows:

	(In thousands)
Construction	$ 1,791
Land, Farmland, Agriculture	—
Residential/prime	6,776
Residential/subprime	14,722
Commercial/Non-residential	7,717
Consumer	39
Commercial and industrial	706
Multi Family	2,028
Total	$33,779

Nonaccrual and nonperforming loans totaled approximately $33.8 million, $36.4 million and $53.5 million at December 31, 2010, 2009 and 2008, respectively. Interest income that would have been recognized had such nonaccrual loans performed pursuant to contractual terms totaled approximately $2.2 million, $2.1 million and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

An age analysis of past due loans, segregated by class of loans, as of December 31, 2010 were as follows:

	Loans 30-59 Days Past Due	Loans 60-89 or More Days Past Due	Loans 90+ Days Past Due	Total Past Due	Current	Total Loans	Accruing Loans 90 Days Past Due
				(In thousands)			
Construction	$ 75	$ —	$ 1,057	$ 1,132	$ 25,398	$ 26,530	$—
Land, Farmland, Ag Loans	—	—	—	—	12,454	12,454	—
Residential/prime	624	343	5,366	6,333	280,266	286,599	—
Residential/subprime	5,077	1,451	11,119	17,647	71,337	88,984	—
Commercial	—	2,766	3,301	6,067	157,884	163,951	—
Consumer	36	3	18	57	3,771	3,828	
Commercial and industrial	85	—	706	791	28,152	28,943	—
Multi Family	85	—	1,685	1,770	72,572	74,342	—
Total	$5,982	$4,563	$23,252	$33,797	$651,834	$685,631	$—

Impaired loans. Loans are considered impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other larger commercial credits. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, of collateral if payment is expected solely from the collateral or at the present value of estimated future cash flows using the loan's existing rate or at the loan's fair sale value. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured in which case interest is recognized on an accrual basis. Impaired loans or portions of loans are charged off when deemed uncollectible.

We have included the following information with respect to impairment measurements relating to collateral-dependent loans for better understanding of our process and procedures relating to fair value of financial instruments:

- Based on policy, a loan is typically deemed impaired (nonperforming) once it has gone over three payments or 90 days delinquent. Our management of the troubled credit will vary as will the timing of valuations, loan loss provision and charge offs based on a multitude of factors such as, cash flow of the business/borrower, responsiveness of the borrower, communication with the commercial banker, property inspections, property deterioration, and delinquency. Typically, a nonperforming, non-homogeneous collateral dependent loan will be valued and adjusted (if needed) within a 90 day period after determination of impairment. If impaired, the collateral is then evaluated and an updated appraisal is most typically ordered. Upon receipt of an appraisal or other valuation, we complete an analysis to determine if the impaired loan requires a specific reserve or to be charged down to estimated net realizable value. The time frame may be as short as 30 days or as much as 180 days, when an appraisal is ordered.
- Camco's credit risk management process consistently monitors key performance metrics across both the performing and non performing assets to identify any further degradation of credit quality. Additionally, impaired credits are monitored in weekly loan committee asset quality discussions, monthly Asset Classification Committee meetings and quarterly loan loss reserve reviews. Strategy documents and exposure projections are completed on a monthly basis to ensure that the current status of the troubled asset is clearly understood and reported.
- The Asset Classification Committee oversees the management of all impaired loans and any subsequent loss provision or chargeoff that is considered. When a loan is deemed impaired, the valuation is obtained to determine any existing loss that may be present as of the valuation date. Policy dictates that any differences from fair market value, less costs to sell, are to be recognized as loss during the current period (loan loss provision or chargeoff). Any deviations from this policy will be identified by amount and contributing reasons for the policy departure during our quarterly reporting process.
- Camco's policies dictate that an impaired loan subject to partial chargeoff will remain in a nonperforming status until it is brought current. Typically, this occurs when a loan is paid current and completes a period on on-time payments that demonstrate that the loan can perform. Camco monitors through various system reports any loan whose terms have been modified. These reports identify troubled debt restructures, modification, and renewals.
- When circumstances do not allow for updated collateral or Camco determines that an appraisal is not needed, the underlying collateral's fair market value is estimated in the following ways:
  - Camco personnel property inspections combined with original appraisal review
  - Auditor values
  - Broker price opinions
  - Various on-line fair market value estimations programs (i.e. Freddie Mac, Fannie Mae, etc).

Year-end impaired loans are set forth in the following table:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2010					
With no related allowance recorded:					
Construction	$ 1,549	$ 5,558	$ —	$ 3,389	$ —
Land, Farmland, Ag Loans	—	—	—	—	—
Residential	3,122	4,854	—	3,866	19
Commercial	4,122	8,239	—	5,765	6
Consumer	—	—	—	—	—
Commercial and industrial	706	1,208	—	1,035	11
Multi Family	3,180	5,166	—	3,786	3
Total	$12,679	$25,025	$ —	$17,841	$ 39
With a related specific allowance recorded:					
Construction	$ —	$ —	$ —	$ —	$ —
Land, Farmland, Ag Loans	—	—	—	—	—
Residential	2,706	3,306	256	3,078	—
Commercial	4,503	4,521	1,171	4,589	131
Consumer	—	—	—	—	—
Commercial and industrial	630	630	170	383	—
Multi Family	—	—	—	—	—
Total	$ 7,839	$ 8,457	$1,597	$ 8,050	$131

The Bank's impaired loan information for previous years is as follows:

	2009	2008
	(In thousands)	
At December 31:		
Impaired loans with related allowance	$ 7,509	$25,012
Impaired loans with no related allowance	18,473	24,370
Total impaired loans	$25,982	$49,382
Allowance on impaired loans	$ 4,399	$ 5,609

	2009	2008
	(In thousands)	
For the year ended December 31:		
Average balance of impaired loans	$40,544	$25,936
Cash basis interest income recognized on impaired loans	$ 1,044	$ 267

The Corporation categorizes loans and leases into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes loans and leases individually by classifying the loans and leases as to credit risk. The loans monitored utilizing the risk categories listed below refer to commercial, commercial and industrial, construction, land, farmland and agriculture loans. All non-homogeneous loans are monitored through delinquency reporting. This analysis is performed on a quarterly basis. The Corporation uses the following definitions for risk ratings:

- ***Uncriticized Assets***

Uncriticized assets exhibit no material problems, credit deficiencies or payment problems. These assets generally are well protected by the current net worth and paying capacity of the obligor or by the value of the asset or underlying collateral. Such credits are graded as follows: Excellent (1), Good (2), Satisfactory (3) or Watch (4).

- ***Special Mention Assets (Grade 5)***

Special Mention Assets have potential weaknesses or pose an unwarranted financial risk that deserves management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Special Mention Assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

- ***Substandard Assets (Grade 6)***

An asset classified Substandard is protected inadequately by the current net worth and paying capacity of the obligor, or by the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The possibility that liquidation would not be timely requires a substandard classification even if there is little likelihood of total loss.

Assets classified as Substandard may exhibit one or more of the following weaknesses:

- The primary source of repayment is gone or severely impaired and the Bank may have to rely upon a secondary source.
- Loss does not seem likely but sufficient problems have arisen to cause the Bank to go to abnormal lengths to protect its position in order to maintain a high probability of repayment.
- Obligors are unable to generate enough cash flow for debt reduction.
- Collateral has deteriorated.
- The collateral is not subject to adequate inspection and verification of value (if the collateral is expected to be the source of repayment).
- Flaws in documentation leave the Bank in a subordinated or unsecured position if the collateral is needed for the repayment of the loan.
- For assets secured by real estate, the appraisal does not conform to FDIC appraisal standards or the assumptions underlying the appraisal are demonstrably incorrect.

- ***Doubtful Assets (Grade 7)***

An asset classified Doubtful has all the weaknesses inherent in one classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

- ***Loss Assets (Grade 8)***

An asset, or portion thereof, classified loss is considered uncollectible and of such little value that its continuance on the books is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value; rather, it is not practical or desirable to defer writing off an essentially worthless asset (or portion thereof), even through partial recovery may occur in the future.

Loans and leases not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans and leases. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans and leases is as follows:

	Pass	Watch	Special Mention	Substandard	Total
	(Dollars in thousands)				
Construction	$ 12,743	$10,514	$ 329	$ 2,944	$ 26,530
Land, Farmland, Ag Loans	11,822	632	—	—	12,454
Commercial	124,478	11,982	6,158	21,333	163,951
Commercial and industrial	22,488	4,416	165	1,874	28,943
Multi Family	66,074	1,861	3,227	3,180	74,342
Total	$237,575	$29,405	$9,879	$29,331	$306,190

Homogeneous loans are monitored at 60+ days delinquent. See page 63 segregated by class of loans related to residential and consumer.

NOTE E — OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31, is summarized as follows:

	2010	2009
	(In thousands)	
Land	$ 2,120	$ 2,120
Buildings and improvements	13,107	13,134
Furniture, fixtures and equipment	8,796	9,325
	24,023	24,579
Less accumulated depreciation and amortization	14,095	13,709
	$ 9,928	**$10,870**

Depreciation expense amounted to $1.2 million, $1.3 million, and $1.3 million for years ended December 31, 2010, 2009 and 2008.

NOTE F — DEPOSITS

Deposit balances by type at December 31, 2010 and 2009, are summarized as follows:

	Amount 2010	Amount 2009
	(Dollars in thousands)	
Noninterest-bearing checking accounts	$ 46,597	$ 38,911
NOW accounts	65,679	70,564
Money market demand accounts	96,294	96,172
Passbook and statement savings accounts	38,665	36,638
Certificates of deposit	404,581	417,617
Total deposits	**$651,816**	**$659,902**

At December 31, 2010 and 2009, the Corporation had certificate of deposit accounts with balances in excess of $100,000 totaling $114.3 million and $136.3 million, respectively.

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31, 2010:

Year ending December 31:	(In thousands)
2011	$196,550
2012	133,342
2013	22,410
2014	39,196
2015	13,083
Total certificate of deposit accounts	**$404,581**

NOTE G — ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the types of advances from the Federal Home Loan Bank of Cincinnati (FHLB) at December 31:

	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance
			(In thousands)
2010			
Fixed-rate, balloon	3.25%	4.50	$ 226
Fixed-rate, interest only	2.09	1.75	43,000
Fixed-rate, amortizing	6.04	7.17	1,708
Fixed-rate, interest only, convertible	3.84	3.79	28,000
Fixed-rate, interest only, putable	4.34	3.32	20,000
Total	3.17%	2.81	$92,934

	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance
			(In thousands)
2009			
Overnight repurchase-based	3.25%	0.01	$ 234
Fixed-rate, interest only	2.52	1.17	32,000
Fixed-rate, amortizing	6.02	7.89	2,057
Fixed-rate, interest only, convertible	3.88	3.62	38,000
Fixed-rate, interest only, putable	4.39	3.43	25,000
Total	3.61%	2.86	$97,291

Convertible fixed-rate advances may be converted to floating-rate advances, on a quarterly basis, at the option of the FHLB. Putable fixed-rate advances may be terminated, on a quarterly basis after a fixed period of time, at the option of the FHLB. The Corporation may only repay convertible and putable advances upon conversion or termination by the FHLB without penalty, prior to maturity.

Advances from the FHLB, collateralized at December 31, 2010, by a blanket agreement using substantially all of the Bank's one- to four- family and multi-family mortgage portfolios and the Bank's investment in FHLB stock, are as follows:

Maturing year Ending December 31,	Interest rate range	(Dollars in thousands)
2011	0.80%-4.93%	$12,000
2012	1.05%-4.70%	24,000
2013	1.80%-6.05%	25,127
2014	4.26%-6.10%	5,244
2015	3.25%-4.05%	20,226
Thereafter	3.95%-7.00%	6,337
		$92,934

NOTE H — OTHER BORROWINGS

In July 2007, the Corporation formed a special purpose entity, Camco Statutory Trust I (Trust), for the sole purpose of issuing $5.0 million trust preferred securities. Additionally, Camco issued subordinated debentures to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The subordinated debentures represent the sole asset of the Trust. The subordinated debentures are due on September 15, 2037 (Due Date). The subordinated debentures carry a fixed rate of interest of 6.648% until September 15, 2012, at which point the interest rate becomes variable at 133 basis points over the three month LIBOR rate. The Corporation may redeem the subordinated debentures any time prior to the Due Date as follows:

Call Date	Terms
9/15/2011	Callable at 100.785% of par
9/15/2012	Callable until Due Date at par

Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, respectively, for up to five consecutive years without resulting in a default. These dividends have been deferred since April, 2009.

Obligations for securities sold under agreements to repurchase were $6.5 million and $6.9 million for December 31, 2010 and 2009 respectively. They were collateralized at December 31, 2010 and 2009, by investment securities with an amortized cost including accrued interest of approximately $8.7 million and $6.4 million and a market value of approximately $9.1 million and $6.7 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2010 and 2009, was $9.1 million and $15.2 million, respectively, and the average month-end balance outstanding for 2010 and 2009 was approximately $6.8 million and $8.9 million, respectively.

NOTE I — FEDERAL INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Income Taxes:			
Federal current expense (benefit)	$ (299)	$(3,924)	$ (713)
Federal deferred expense (benefit)	(5,038)	(2,373)	(4,403)
Valuation expense	5,855	—	—
Total Income Tax (Benefit)	$ 518	$(6,297)	$(5,116)

A reconciliation of the rate of taxes which are payable at the federal statutory rate are summarized as follows:

	2010	2009	2008
	(In thousands)		
Federal income taxes computed at the expected statutory rate	$(4,774)	$(5,955)	$(6,950)
Increase (decrease) in taxes resulting from:			
Nontaxable dividend and interest income	(21)	(10)	(13)
Increase in cash surrender value of life insurance — net	(209)	(258)	(265)
Goodwill impairment	—	—	2,272
Valuation allowance for deferred tax assets	5,855	—	—
Surrender of bank owned life insurance & penalty	70	452	—
Other	(403)	(526)	(160)
Federal income tax provision per consolidated financial statements	**$ 518**	**$(6,297)**	**$(5,116)**

The components of the Corporation's net deferred tax liability at December 31 is as follows:

Taxes (Payable) Refundable on Temporary Differences at Statutory Rate:	2010	2009
	(In thousands)	
Deferred tax assets:		
General loan loss allowance	$ 5,736	$ 5,495
Deferred loan fees	316	185
Deferred compensation	1,097	1,111
Other assets	782	526
Non accrual interest	350	56
Tax credits and low income housing credits	1,342	1,202
NOL carryforward	4,506	1,035
Total deferred tax assets	14,129	9,610
Deferred tax liabilities:		
FHLB stock dividends	$ (5,017)	$(5,017)
Mortgage servicing rights	(1,306)	(1,507)
Book versus tax depreciation	(771)	(976)
Original issue discount	(583)	(525)
Unrealized gains on securities designated as available for sale	(530)	(540)
Purchase price adjustments	(162)	(162)
Other liabilities, net	95	(76)
Total deferred tax liabilities	(8,274)	(8,803)
Valuation Allowance	5,855	—
Net deferred tax asset (liability)	$ —	$ 807

Camco is currently in process of an Internal Revenue Service audit for tax year 2009. The Corporation does not expect any changes to its tax positions as a result of the audit.

At December 31, 2010, the Corporation has a $13 million net operating loss carry forward available to reduce future income taxes through 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax assets and liabilities (including the impact of carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Based upon the Corporation's cumulative three year loss position and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is likely that the Corporation will be able to realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period change.

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The percentage of earnings bad debt deduction had accumulated to approximately $12.1 million as of December 31, 2010. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2010.

NOTE J — COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

The following table summarizes the Bank's outstanding commitments to originate adjustable and fixed-rate loans at December 31:

	Fixed Rate Loans	Adjustable Rate Loans	Unused lines of Credit HELOC & Other	Stand by letters of credit
	(In thousands)			
2010	$42,521	$ 2,734	$46,028	$397
2009	$ 4,984	$44,831	$54,286	$493

Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through the year ended December 31, 2017. The following table summarizes minimum payments due under lease agreements by year:

Year Ending December 31,	(In thousands)
2011	$ 360
2012	294
2013	201
2014	160
2015	168
2016 and thereafter	138
	$1,321

Rental expense under operating leases totaled approximately $400,000, $395,000 and $395,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE K — REGULATORY MATTERS AND REGULATORY CAPITAL

Camco and Advantage are subject to the regulatory capital requirements of the Federal Reserve Board (the "FRB") and Advantage is subject to the requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FRB and FDIC have adopted risk-based capital ratio guidelines to which the Corporation is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks and bank holding companies are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The regulatory agencies may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2010:

	Actual		For Capital Adequacy Purposes		To be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital to risk-weighted assets:						
Camco Financial Corporation	$57,849	8.96%	≥$51,635	≥8.0%	≥$64,544	10.0%
Advantage Bank(1)	$54,593	8.48%	≥$51,525	≥8.0%	≥$64,406	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$49,689	7.70%	≥$25,818	≥4.0%	≥$38,726	6.0%
Advantage Bank(1)	$46,433	7.21%	≥$25,762	≥4.0%	≥$38,643	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$49,689	5.98%	≥$33,241	≥4.0%	≥$41,551	5.0%
Advantage Bank(1)	$46,433	5.61%	≥$33,103	≥4.0%	≥$41,378	5.0%

Federal law prohibits a financial institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. Additionally, the payment of dividends by Advantage Bank to its parent and by Camco Financial Corporation to shareholders is subject to restriction by regulatory agencies. These restrictions normally limit dividends from the Bank to the sum of the Bank's current and prior two years' earnings, as defined by the agencies.

On March 4, 2009, Camco entered into a MOU with the FRB. The MOU prohibits Camco from engaging in certain activities while the MOU is in effect, including, without the prior written approval of the FRB, (1) the declaration or payment of dividends to stockholders or (2) the repurchase of Camco's stock.

On April 30, 2009, Camco was notified by the FRB that it had conducted a "surveillance review" as of December 31, 2008. Based on that review, the FRB notified Camco that it must (i) eliminate shareholder dividends and (ii) defer interest payments on its 30-year junior subordinated deferrable interest notes that were issued to its wholly-owned subsidiary, Camco Statutory Trust I, in its trust preferred financing that was completed in July 2007. These prohibitions were memorialized in a written agreement with the FRB on August 5, 2009. Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, respectively, for up to five consecutive years without resulting in a default. Camco may not resume these dividend or interest payments until it receives approval from the FRB.

As a result of the surveillance review, Camco entered into a Written Agreement (the "Camco Agreement") with the FRB on August 5, 2009. The Camco Agreement memorializes the requirements imposed on April 30, 2009 and requires Camco to obtain FRB approval prior to: (i) declaring or paying any dividends; (ii) receiving dividends or any other form of payment representing a reduction in capital from Advantage; (iii) making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities; (iv) incurring, increasing or guaranteeing any debt; or (v) repurchasing any Camco stock.

Advantage entered into a consent agreement with the FDIC and the Division that provided for the issuance of an order by the FDIC and the Division, which order was executed by the FDIC and Division on July 31, 2009 (the "Consent Order"). The Consent Order requires Advantage to, among other things, (i) increase its Tier 1 risk based capital to 8%; and (ii) seek regulatory approval prior to declaring or paying any cash dividend. As a result of the Consent Order, Advantage is disqualified as a public depository under Ohio law and will incur higher premiums for FDIC insurance of its accounts. Currently, Advantage is not in compliance with the Tier 1 capital requirement of the Consent Order.

A material failure to comply with the provisions of either agreement could result in additional enforcement actions by the FDIC, the Ohio Division or the Federal Reserve.

The Corporation's Tier 1 capital did not meet the requirements set forth in the Bank Agreement or Camco Agreement. As a result the Corporation will need to increase capital levels to meet the standards set forth by the FDIC, Division and FRB. The Corporation has engaged an investment banking firm and is in the process of developing a capital plan that may include balance sheet reduction, the sale of branches, issuing common stock, preferred stock, debt or some combination of those issuances, or other financing alternatives that will be treated as capital. Although, the Corporation anticipates raising additional capital, the Board of Directors has not yet determined the type, timing, amount, or terms of possible securities to be issued in the offering, and there are no assurances that an offering will be completed or that the Corporation will succeed in this endeavor. In addition, a transaction, which would likely involve equity financing would result in substantial dilution to current stockholders and could adversely affect the price of the Corporation's common stock.

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2009:

	Actual		For Capital Adequacy Purposes		To be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital to risk-weighted assets:						
Camco Financial Corporation	$71,971	11.43%	≥$50,389	≥8.0%	≥$62,987	10.0%
Advantage Bank	$67,285	10.72%	≥$50,225	≥8.0%	≥$62,780	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$64,022	10.16%	≥$25,219	≥4.0%	≥$37,792	6.0%
Advantage Bank	$59,336	9.45%	≥$25,112	≥4.0%	≥$37,668	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$64,022	7.33%	≥$34,945	≥4.0%	≥$43,681	5.0%
Advantage Bank(1)	$59,336	6.82%	≥$34,784	≥4.0%	≥$43,479	5.0%

(1) Due to the consent order Advantage cannot be considered well capitalized until such order is lifted by the FDIC and the Ohio Division

NOTE L — FAIR VALUE

As a financial services Corporation, the carrying value of certain financial assets and liabilities is impacted by the application of fair value measurements, either directly or indirectly. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as available-for-sale investment securities. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write-down or whether a valuation reserve should be established. Given the inherent volatility, the use of fair value measurements may have a significant impact on the carrying value of assets or liabilities, or result in material changes to the financial statements, from period to period.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value.

Investment Securities: Fair values for investment securities are based on quoted market prices and dealer quotes.

Loans Held for Sale: Fair value for loans held for sale is the contracted sales price of loans committed for delivery, which is determined on the date of sale commitment.

Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Accrued Interest Receivable and Payable: The carrying value for accrued interest approximates fair value.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts have been analyzed by management and assigned estimated maturities and cash flows which are then discounted to derive a value. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Repurchase Agreements: The fair value of repurchase agreements is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.

Subordinated Debentures: The fair value of subordinated debentures is based on the discounted value of contractual cash flows using rates currently offered for smaller maturities.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2010 and 2009, the fair value of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	December 31,			
	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 29,114	$ 29,114	$ 38,153	$ 38,153
Investment securities available for sale	30,768	30,768	55,950	55,950
Investment securities held to maturity	3,948	3,993	2,113	2,200
Loans held for sale	2,208	2,254	475	485
Loans receivable	667,840	643,646	659,022	646,990
Federal Home Loan Bank stock	29,888	29,888	29,888	29,888
Accrued interest receivable	3,521	3,521	3,979	3,979
Financial liabilities				
Deposits	$651,816	$642,893	$659,902	$647,149
Advances from the Federal Home Loan Bank	92,934	97,711	97,291	101,924
Repurchase agreements	6,530	6,530	6,941	6,941
Subordinated debentures	5,000	4,839	5,000	4,768
Advances by borrowers for taxes and insurance	2,413	2,413	1,909	1,909
Accrued interest payable	1,646	1,646	1,669	1,669

Listed below are three levels of inputs that Camco uses to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Level 1 inputs for assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" used to value debt securities absent the exclusive use of quoted prices.

Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting, etc.

Fair value is defined as the price that would be received to sell an asset or transfer a liability between market participants at the balance sheet date. When possible, the Corporation looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Corporation looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Camco must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values.

The following table presents financial assets and liabilities measured on a recurring basis for balances at December 31, 2010 and 2009:

	Balance at December 31,	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
		(In thousands)		
2010				
Securities available for sale				
U.S. government sponsored enterprises	$ 2,065	$—	$ 2,065	$—
Corporate equity securities	98	—	98	—
Mortgage-backed securities	28,605	—	28,605	—
2009				
Securities available for sale				
U.S. government sponsored enterprises	$14,564	$—	$14,564	$—
Corporate equity securities	88	—	88	—
Mortgage-backed securities	41,298	—	41,298	—

The following table presents financial assets and liabilities measured on a non-recurring basis:

	Balance at, December 31,	Fair Value Measurements at Reporting Date Using			Change in fair value For the Year Ended December 31,
		Level 1	Level 2	Level 3	
		(In thousands)			
2010					
Impaired loans	$20,518	—	—	$20,518	$11,990
Real estate acquired through foreclosure	10,096	—	—	10,096	1,224
2009					
Impaired loans	$25,982	—	—	$25,982	$13,081
Real estate acquired through foreclosure	9,660	—	—	9,660	945

Impaired loans are measured and reported at fair value when management believes collection of contractual interest and principal payments is doubtful. Management's determination of the fair value for these loans represents the estimated net proceeds to be received from the sale of the collateral based on observable market prices and market value provided by independent, licensed or certified appraisers.

Fair value for real estate acquired through foreclosure is generally determined by obtaining recent appraisals on the properties. Other types of valuing include broker price opinions and valuations pertaining to the current and anticipated deterioration in the regional economy and real estate market, as evidenced by, among other things, a net out migration of the local population, unemployment rates, increasing vacancy rates, borrower delinquencies, declining property values and rental prices, differences between foreclosure appraisals and real estate owned sales prices, and an increase in concessions and other forms of discounting or other items approved by our asset classification committee. The fair value under such appraisals is determined by using one of the following valuation techniques: income, cost or comparable sales. The fair value is then reduced by management's estimate for the direct costs expected to be incurred in order to sell the property. Holding costs or maintenance expenses are recorded as period costs when occurred and are not included in the fair value estimate.

NOTE M — BENEFIT PLANS

The Corporation has a non-contributory retirement plan which provides benefits to certain key officers. The Corporation's future obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $172,000, $62,000 and $21,000 during the years ended December 31, 2010, 2009 and 2008, respectively.

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $304,000, $267,000 and $330,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock Option Plans

The Corporation follows a fair-value based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award.

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. The following table details the fair value and assumptions used to value stock options as of the grant date that were granted in 2010 and 2009:

	2010	2009
Fair value, calculated	$ 1.65	$ 1.43
Exercise Price	$ 2.51	$ 2.46
Risk-free interest rate	3.61%	2.66%
Expected stock price volatility	51.62%	61.00%
Expected dividend yield	—	1.63%
Expected Life	10 years	10 years

The following information applies to options outstanding at December 31, 2010:

	Options outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.89 - $2.50	328,279	8.9	$ 2.50	132,125	$ 2.48
$8.92 - $9.75	21,514	7.1	8.92	12,894	8.92
$11.36 - $14.16	57,974	4.7	13.41	56,143	13.45
$14.55 - $17.17	55,875	3.4	16.45	55,875	16.45
	463,642	7.6	$ 5.84	257,037	$ 8.24

A summary of unvested options as of, and changes during the year ended, December 31, 2010, were as follows:

	Number
Unvested options:	
Beginning of period	25,382
Granted	260,729
Forfeited	(14,160)
Vested during the period	(65,346)
Unvested options at December 31	206,605

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008, was $0 as no options were exercised in the respective years.

As of December 31, 2010, there was $308,000 of total unrecognized compensation cost related to non-vested stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.0 years.

A summary of the status of the Corporation's stock option plans as of December 31, 2010, 2009 and 2008, and changes during the years ending on those dates is presented below:

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	260,833	$10.59	260,703	$14.11	318,238	$15.10
Granted	260,729	2.51	80,000	2.46	47,167	9.07
Exercised	—	—	—	—	—	—
Forfeited and Expired	(57,920)	12.21	(79,870)	13.96	(104,702)	14.84
Outstanding at end of year	**463,642**	**$ 5.84**	**260,833**	**$10.59**	**260,703**	**$14.11**
Options exercisable at year-end	**257,037**	**$ 8.24**	**235,451**	**$10.54**	**195,717**	**$15.01**
Weighted-average fair value of options granted during the year		**$ 1.65**		**$ 1.43**		**$ 0.74**

NOTE N — CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years ended December 31, 2010, 2009 and 2008:

CAMCO FINANCIAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
December 31,

	2010	2009
	(In thousands)	
ASSETS		
Cash in Advantage	$ 3,882	$ 796
Interest-bearing deposits in other financial institutions	262	395
Investment securities designated as available for sale	98	88
Investment in Advantage	47,886	60,874
Investment in Camco Title	1,095	857
Office premises and equipment — net	1,048	1,145
Cash surrender value of life insurance	1,285	1,247
Other assets	694	1,043
Total assets	**$56,250**	**$66,445**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 1,301	$ 931
Borrowings	5,000	5,000
Payable to Advantage	3,846	—
Total liabilities	10,147	5,931
Stockholders' equity	46,103	60,514
Total liabilities and stockholders' equity	**$56,250**	**$66,445**

CAMCO FINANCIAL CORPORATION

STATEMENTS OF OPERATIONS

Year ended December 31,

	2010	2009	2008
		(In thousands)	
Income			
Dividends from Advantage	$ —	$ —	$ 2,000
Dividends from Camco Title	—	—	250
Interest and other income	57	61	68
Equity in undistributed loss of Advantage	(12,963)	(10,555)	(16,168)
Excess distribution from Camco Title	237	225	(179)
Total loss	(12,669)	(10,269)	(14,029)
Interest expense	343	343	343
General, administrative and other expense	907	1,073	1,601
Loss before federal income tax credits	(13,919)	(11,685)	(15,973)
Federal income tax (credits)	640	(468)	(649)
Net loss	**$(14,559)**	**$(11,217)**	**$(15,324)**

CAMCO FINANCIAL CORPORATION

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net loss for the year	$(14,559)	$(11,217)	$(15,324)
Adjustments to reconcile net loss to net cash flows provided by operating activities:			
Equity in undistributed earnings (loss) of Advantage	12,963	10,555	16,168
Equity in undistributed earnings of Camco Title	(237)	(225)	179
Depreciation and amortization	98	14	48
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	30	1	40
Accounts payable and other liabilities	211	283	51
Accrued federal income taxes	4,482	(128)	(611)
Deferred federal income taxes	3	(2)	27
Net cash provided by (used in) operating activities	2,991	(719)	578
Cash flows from investing activities:			
Net increase in cash surrender value of life insurance	(38)	(38)	(37)
(Increase) decrease in interest-bearing deposits in other financial institutions	133	(182)	(113)
Net cash provided by (used in) investing activities	95	(220)	(150)
Cash flows from financing activities:			
Dividends paid	—	(143)	(2,953)
Net cash used in financing activities	—	(143)	(2,953)
Net increase (decrease) in cash and cash equivalents	3,086	(1,082)	(2,525)
Cash and cash equivalents at beginning of year	796	1,878	4,403
Cash and cash equivalents at end of year	**$ 3,882**	**$ 796**	**$ 1,878**

NOTE O — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2010 and 2009.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
2010:				
Total interest income	$10,222	$ 10,292	$10,109	$10,198
Total interest expense	3,214	3,542	3,736	3,942
Net interest income	7,008	6,750	6,373	6,256
Provision for losses on loans(2)	936	11,407	5,212	905
Other income	2,602	1,442	1,602	1,718
General, administrative and other expenses	7,604	7,811	6,975	6,942
Earnings (loss) before income taxes (credits)	1,070	(11,026)	(4,212)	127
Federal income taxes (credits)(1)	61	572	(113)	(2)
Net earnings (loss)	**$ 1,009**	**$(11,598)**	**$ (4,099)**	**$ 129**
Earnings (loss) per share:				
Basic	**$ 0.14**	**$ (1.61)**	**$ (0.57)**	**$ 0.02**
Diluted	**$ 0.14**	**$ (1.61)**	**$ (0.57)**	**$ 0.02**

(1) The change in 3rd quarter federal income taxes is related to 100% deferred tax valuation.

(2) The second and third quarter results were affected by sizeable loan charge offs that were taken and the subsequent need to replenish the allowance for loan and lease losses through a provision of $5.2 million and $11.4 million respectively. The Credit Administration unit received information related to several larger commercial credits that resulted in partial and full write downs based on impairment and collateral dependency that was not received during the first quarter of 2010.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
2009:				
Total interest income	$ 10,616	$10,987	$11,234	$11,887
Total interest expense	4,394	4,808	5,350	6,042
Net interest income	6,222	6,179	5,884	5,845
Provision for losses on loans(2)	19,914	440	790	648
Other income	2,424	1,612	2,262	1,963
General, administrative and other expenses	6,968	7,249	6,893	7,003
Earnings before income taxes	(18,236)	102	463	157
Federal income taxes(1)	(6,427)	(253)	461	(78)
Net earnings (loss)	**$(11,809)**	**$ 355**	**$ 2**	**$ 235**
Earnings (loss) per share:				
Basic	**$ (1.64)**	**$ 0.05**	**$ 0.00**	**$ 0.03**
Diluted	**$ (1.64)**	**$ 0.05**	**$ 0.00**	**$ 0.03**

(1) The change in 2nd quarter federal income taxes is related to the surrender of bank owned life insurance.

(2) The fourth quarter results were significantly affected by sizeable loan charge offs that were taken and the subsequent need to replenish the allowance for loan and lease losses through a provision of $19.9 million. The Credit Administration unit received substantial information related to several larger commercial credits that resulted in partial and full writedowns based on impairment and collateral dependency that was not received during prior quarters of 2009. Additionally consistent with accounting standards the company was required to consider events subsequent to December 31, 2009 to determine the end of year loss position. Specifically, during the fourth quarter and early 2010 we received information on three significant commercial relationships that required a total writedown or full specific loss reserve totaling $10.1 million. (included is a previously reported $2.6 million fraudulent loan). Additionally, we received specific fourth quarter information relating to our identified concentration in non owner occupied investors. A total of $1.8 million was required to be written off on four investors during the fourth quarter of 2009.



Camco Financial Corporation

814 Wheeling Avenue · Cambridge, Ohio 43725